Exhibit (a)(1)(A)
Offer to Purchase

All Outstanding Shares of Common Stock
of
Intevac, Inc.
at

$4.00 per share, payable in cash

by
Irvine Acquisition Holdings, Inc.
a wholly owned subsidiary of
Seagate Technology Holdings Public Limited Company
THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE ONE MINUTE AFTER
11:59 P.M. EASTERN TIME ON MARCH 28, 2025, UNLESS THE OFFER IS
EXTENDED OR EARLIER TERMINATED.
Irvine Acquisition Holdings, Inc., a Delaware corporation (which we refer to as “Purchaser”) and an indirect wholly owned subsidiary of Seagate Technology Holdings plc, an Irish public limited company (which we refer to as “Seagate” or “Parent”), is offering to purchase, subject to certain conditions, including the satisfaction of the Minimum Condition, as defined below, any and all of the issued and outstanding shares of the common stock, par value $0.001 per share (which we refer to as the “Shares”), of Intevac, Inc., a Delaware corporation (which we refer to as “Intevac” or the “Company”), in exchange for $4.00 per Share, payable in cash (which we refer to as the “Offer Consideration”), without interest and subject to reduction for any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (which we refer to as this “Offer to Purchase”) and in the related Letter of Transmittal (which we refer to as the “Letter of Transmittal” and which, together with this Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitute, and we refer to as, the “Offer”).
The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of February 13, 2025 (which, as it may be amended from time to time, we refer to as the “Merger Agreement”), by and among Seagate, Intevac and Purchaser. In addition, Intevac will pay its regular quarterly dividend of $0.05 per Share on March 13, 2025, to stockholders of record of Intevac as of February 28, 2025 (which we refer to as the “Quarterly Dividend”). In connection with the closing of the transactions contemplated by the Merger Agreement, Intevac will pay a one-time special dividend of $0.052 per Share (which we refer to as the “Special Dividend”).
The Merger Agreement provides, among other things, that if the Offer is consummated, as soon as practicable after the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Intevac (which we refer to as the “Merger”) without a vote of the stockholders of Intevac in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (which we refer to as the “DGCL”), with Intevac continuing as the surviving corporation (which we refer to as the “Surviving Corporation”) in the Merger. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than any Shares held by Intevac, Seagate or any of their respective wholly owned subsidiaries or by any person who is entitled to and properly demands statutory appraisal of his or her Shares) will be converted into the right to receive the Offer Consideration, without interest and subject to reduction for any applicable withholding taxes. As a result of the Merger, Intevac will cease to be a publicly traded company and will become a wholly owned subsidiary of Seagate. Under no circumstances will interest be paid on the consideration for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.
Alternatively, Seagate may, after consulting with and considering in good faith the views of Intevac, by providing written notice to Intevac (which we refer to as a “Meeting Election”), require Intevac to, as promptly as reasonably practicable (and in any event within fifteen (15) days) after a Meeting Election, prepare and file with the U.S. Securities and Exchange Commission (which we refer to as the “SEC”) a proxy statement in preliminary form related to a meeting of the stockholders of Intevac (which meeting we refer to as the “Intevac Stockholder Meeting” and which proxy statement we refer to as, together with any amendments thereof or supplements thereto, the “Merger Proxy Statement”). If Seagate delivers a Meeting Election, Purchaser will (and Seagate will cause Purchaser to) promptly terminate and withdraw the Offer or permit the Offer to expire without accepting for payment, and without paying for, any Shares pursuant to the Offer (which we refer to as an “Offer Termination”), and Intevac will prepare,
i

file and mail the Merger Proxy Statement to the Intevac stockholders related to the Intevac Stockholder Meeting. However, at this time, neither Intevac nor Seagate is asking you for a proxy and you are requested not to send a proxy.
The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, (A) the Merger Agreement not having been terminated in accordance with its terms (the “Termination Condition”) and (B) the satisfaction of (i) the Minimum Condition and (ii) the Governmental Authority Condition to the Offer (as defined below). The “Minimum Condition” requires that the number of Shares validly tendered and not validly withdrawn in accordance with the terms of the Offer on or prior to one minute after 11:59 p.m., Eastern Time, on March 28, 2025 (which we refer to as the “Expiration Date,” unless Purchaser has extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Expiration Date” will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire), together with all other Shares (if any) owned by Purchaser and its affiliates, represent one (1) more Share than fifty percent (50%) of the total number of Shares outstanding at the time of the expiration of the Offer. The “Governmental Authority Condition to the Offer” requires that there has not been issued by any governmental body of competent jurisdiction and remaining in effect any judgment, temporary restraining order, preliminary or permanent injunction or other order preventing the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Merger, and no legal requirement promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger by any governmental body which, directly or indirectly, prohibits or makes illegal the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Merger. The Offer is also subject to other conditions as described in this Offer to Purchase. See Section 15 — “Conditions to the Offer.”
The Intevac Board of Directors has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interest of, Intevac and its stockholders, (ii) declared it advisable for Intevac to enter into the Merger Agreement, (iii) approved the execution, delivery and performance by Intevac of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger, (iv) resolved that, (a) if the Offer Acceptance Time occurs, the Merger will be effected under Section 251(h) of the DGCL as soon as practicable following consummation of the Offer and (b) if an Offer Termination occurs, the Merger will be governed by Section 251(c) of the DGCL, in each case, upon the terms and subject to the conditions set forth in the Merger Agreement, and (v) resolved to recommend that the stockholders of Intevac (a) accept the Offer and tender their Shares to Purchaser pursuant to the Offer and (b) adopt the Merger Agreement at any meeting of Intevac’s stockholders held for such purpose and any adjournment or postponement thereof (collectively, the “Intevac Board Recommendation”), in each case, on the terms and subject to the conditions of the Merger Agreement.
A summary of the principal terms of the Offer appears under the heading “Summary Term Sheet.” You should read this entire Offer to Purchase carefully before deciding whether to tender your Shares pursuant to the Offer.
March 3, 2025

IMPORTANT
If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you should either (a) complete and sign the Letter of Transmittal for the Offer, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, with any required signature guarantees if the Letter of Transmittal so requires, and mail or deliver the Letter of Transmittal and any other required documents to Computershare, in its capacity as depository and paying agent for the Offer (which we refer to as the “Depository”), and either deliver the certificates for your Shares to the Depository along with the Letter of Transmittal or tender your Shares by book-entry transfer by following the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” in each case prior to the Expiration Date, or (b) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to Purchaser pursuant to the Offer.
* * * * *
Questions and requests for assistance should be directed to the Information Agent (as defined herein) at its addresses and telephone numbers set forth below and on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal and other materials related to the Offer may also be obtained free of charge from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal and any other materials related to the Offer may be obtained at the website maintained by the SEC at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.
This Offer to Purchase and the related Letter of Transmittal contain important information and you should read both carefully and in their entirety before making a decision with respect to the Offer.
The Offer has not been approved or disapproved by the SEC or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of or upon the accuracy or adequacy of the information contained in this Offer to Purchase. Any representation to the contrary is unlawful.

The Information Agent for the Offer is:

51 West 52nd Street, 6th Floor
New York, NY 10019
Stockholders, Banks and Brokers
Call Toll Free:
877-354-7474

v

SUMMARY TERM SHEET
The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in the Offer to Purchase, the Letter of Transmittal and other related materials. You are urged to read carefully the Offer to Purchase, the Letter of Transmittal and other related materials in their entirety. Seagate and Purchaser have included cross-references in this summary term sheet to other sections of the Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning Intevac contained herein and elsewhere in the Offer to Purchase has been provided to Seagate and Purchaser by Intevac or has been taken from or is based upon publicly available documents or records of Intevac on file with the SEC or other public sources at the time of the Offer. Seagate and Purchaser have not independently verified the accuracy and completeness of such information.

Securities Sought
Subject to certain conditions, including the satisfaction of the Minimum Condition, as defined below, any and all of the outstanding shares of common stock, par value $0.001 per share, of Intevac, Inc. Unless the context otherwise requires, in this Offer to Purchase, the term “Shares” refers to shares of Intevac common stock.

Consideration Offered Per Share	$4.00 per Share, payable in cash (which we refer to as the “Offer Consideration”), without interest and subject to reduction for any applicable withholding taxes.

Dividends
Intevac will pay its regular quarterly dividend of $0.05 per Share on March 13, 2025, to stockholders of record of Intevac as of February 28, 2025 (which we refer to as the “Quarterly Dividend”). In connection with the closing of the transactions contemplated by the Merger Agreement, Intevac will pay a one-time special dividend of $0.052 per Share (which we refer to as the “Special Dividend”).

Scheduled Expiration of Offer	One minute after 11:59 p.m., Eastern Time, on March 28, 2025, unless the Offer is extended or terminated. See Section 1 — “Terms of the Offer.”

Purchaser	Irvine Acquisition Holdings, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Seagate Technology Holdings plc, an Irish public limited company.

Who is offering to purchase my shares?
Irvine Acquisition Holdings, Inc., or “Purchaser,” an indirect wholly owned subsidiary of Seagate Technology Holdings plc, an Irish public limited company, is offering to purchase for cash, subject to certain conditions, including the satisfaction of the Minimum Condition, any and all of the outstanding Shares. Purchaser is a Delaware corporation that was formed for the sole purpose of making the Offer and completing the process by which Purchaser will be merged with and into Intevac. See the “Introduction” and Section 8 — “Certain Information Concerning Seagate and Purchaser.”
Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to Purchaser and, where appropriate, Seagate. We use the term “Seagate” to refer to Seagate Technology Holdings plc alone, the term “Purchaser” to refer to Irvine Acquisition Holdings, Inc. alone, and the terms “Intevac” and the “Company” to refer to Intevac, Inc. alone. We use the term “Acquired Corporation” to refer to each of Intevac and its subsidiaries, and we refer to Intevac and its subsidiaries, collectively, as the “Acquired Corporations.”
What are the classes and amounts of securities sought in the Offer?
We are offering to purchase, subject to certain conditions, including the satisfaction of the Minimum Condition, any and all of the outstanding Shares on the terms and subject to the conditions set forth in this Offer to Purchase. Unless the context otherwise requires, in this Offer to Purchase we use the term “Offer” to refer to this offer.
See the “Introduction” to this Offer to Purchase and Section 1 — “Terms of the Offer.”

Why are you making the Offer?
We are making the Offer because we want to acquire control of, and the entire equity interests in, Intevac. If the Offer is consummated, pursuant to the Merger Agreement, Seagate intends, as soon as practicable following (but in any event on the same date as) the Offer Acceptance Time (as defined below), to cause Purchaser to consummate the Merger (as defined below). Upon consummation of the Merger (as defined below), Intevac would cease to be a publicly traded company and would be a wholly owned subsidiary of Seagate.
How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?
We are offering to pay $4.00 per Share, payable in cash without interest and subject to reduction for any applicable withholding taxes. If you are the record owner of your Shares and you tender your Shares to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker or other nominee and your broker or other nominee tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.
See the “Introduction,” Section 1 — “Terms of the Offer” and Section 2 — “Acceptance for Payment and Payment for Shares.”
Will I be paid a dividend on my Shares during the pendency of the Offer?
Yes. The Merger Agreement provides that from the date of the Merger Agreement to the earlier of the date of the Effective Time and the termination of the Merger Agreement, Intevac will coordinate with Seagate regarding the declaration of any quarterly dividend at a quarterly rate not to exceed $0.05 per Share (the “Quarterly Dividend”) and a one-time special dividend of $0.052 per Share payable to Intevac’s stockholders (with payments rounded to the nearest whole cent) (the “Special Dividend”). The Special Dividend will be declared and paid on, and to holders of record of, Shares as of such date and time as is mutually agreed upon by Seagate and Intevac (to be no later than the Effective Time). Except as otherwise required or expressly permitted in the Merger Agreement, without the prior written consent of Seagate, the Acquired Corporations will not declare, set aside or pay any dividend or make any other distribution in respect of their capital stock (including the Shares).
In connection with the Special Dividend, Intevac may make adjustments to then-outstanding Company Options, Company RSUs, Company PRSUs, and purchase rights under Intevac’s 2003 Employee Stock Purchase Plan, as amended (which we refer to as the “Company ESPP”) pursuant to the terms of Intevac’s equity plans and the Company ESPP, in order to equitably adjust such plans to account for the payment of the Special Dividend.
See Section 6 — “Price Range of Shares; Dividends.”
Is there an agreement governing the Offer?
Yes. Seagate, Intevac and Purchaser have entered into an Agreement and Plan of Merger, dated as of February 13, 2025 (which, as it may be amended from time to time, we refer to as the “Merger Agreement”). The Merger Agreement provides, among other things, for the terms and conditions of the Offer and the subsequent merger of Purchaser with and into Intevac (which we refer to as the “Merger”). If the conditions to the Offer (including the Minimum Condition) are satisfied and we consummate the Offer, we intend to effect the Merger without any vote or other action by the stockholders of Intevac pursuant to Section 251(h) of the DGCL.
See Section 11 — “The Merger Agreement; Other Agreements” and Section 15 — “Conditions to the Offer.”
Will you have the financial resources to make payment?
Yes. Consummation of the Offer is not subject to any financing condition. The total amount of funds required by Seagate and Purchaser to consummate the Offer and purchase all outstanding Shares in the Offer not already owned by Seagate, to provide funding for the payment in respect of outstanding stock options and restricted stock units and to provide funding for the Merger is approximately $116 million, plus related fees and expenses. Seagate and Purchaser currently have, and will have, available to them, through a variety of sources, including cash on hand, funds necessary for the payment of the aggregate Offer Consideration and the aggregate Merger Consideration and to satisfy all of their payment obligations under the Merger Agreement and resulting from the transactions contemplated thereby. Neither Seagate nor Purchaser has entered into any financing commitment in connection with the Merger Agreement or the transactions contemplated thereby.

See Section 9 — “Source and Amount of Funds.”
Is your financial condition relevant to my decision to tender my Shares in the Offer?
No, we do not think our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:
•	the Offer is being made for all outstanding Shares solely for cash;
•	the Offer is not subject to any financing condition;
•	Seagate has and will have sufficient funds to purchase all Shares tendered pursuant to the Offer; and
•
if we consummate the Offer, we will acquire all remaining Shares for the same consideration in the Merger as was paid in the Offer (i.e., the Offer Consideration), without interest and subject to reduction for any applicable withholding taxes.

See Section 9 — “Source and Amount of Funds” and Section 11 — “The Merger Agreement; Other Agreements.”
Does Seagate already own Shares?
No, as of February 27, 2025, Seagate owned no Shares.
See the “Introduction” to this Offer to Purchase and Section 8 — “Certain Information Concerning Seagate and Purchaser.”
How long do I have to decide whether to tender my Shares in the Offer?
You will have until one minute after 11:59 p.m., Eastern Time, on March 28, 2025, unless we extend the Offer pursuant to the terms of the Merger Agreement (we refer to such date and time, as it may be extended in accordance with the terms of the Merger Agreement, as the “Expiration Date”) or the Offer is earlier terminated. Please give your broker, dealer, commercial bank, trust company or other nominee instructions with sufficient time to permit such nominee to tender your Shares by the Expiration Date.
The date and time at which Purchaser accepts for payment all Shares validly tendered (and not validly withdrawn) pursuant to the Offer is referred to as the “Offer Acceptance Time.” The date and time at which the Merger becomes effective is referred to as the “Effective Time.”
See Section 1 — “Terms of the Offer” and Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”
Can the Offer be extended and under what circumstances?
Yes, the Offer can be extended.
If, as of the then-scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived by Purchaser or Seagate, to the extent waivable by Purchaser or Seagate, Purchaser may, in its discretion (and without the consent of Intevac or any other person), extend the Offer on one or more occasions, for an extension period of up to ten (10) business days per extension to permit such Offer Condition to be satisfied.
Subject to Purchaser’s right to terminate the Offer and pursue the Merger in connection with an Offer Termination, if, as of the then-scheduled Expiration Date, any Offer Condition (other than (x) the Offer Condition set forth in clause (E) of Section 15 — “Conditions to the Offer” and (y) the Minimum Condition) is not satisfied and has not been waived by Purchaser or Seagate, to the extent waivable by Purchaser or Seagate, upon Intevac’s written request, Purchaser must, and Seagate must cause Purchaser to, extend the Offer for successive extension periods of ten (10) business days per extension, to permit such Offer Condition to be satisfied.
Subject to Purchaser’s right to terminate the Offer and pursue the Merger in connection with an Offer Termination, if, as of the then-scheduled Expiration Date, the Minimum Condition is not satisfied but all other Offer Conditions (other than the Offer Condition set forth in clause (E) of Section 15 — “Conditions to the Offer”) have been satisfied or waived, at the written request of Intevac, Purchaser must, and Seagate must cause Purchaser to, extend the Offer on up to two (2) occasions for an additional period of no less than ten (10) business days per extension, to permit the Minimum Condition to be satisfied.

Subject to Purchaser’s right to terminate the Offer and pursue the Merger in connection with an Offer Termination, Purchaser must, and Seagate must cause Purchaser to, extend the Offer from time to time for any period required by any legal requirement, any interpretation or position of the SEC, the staff thereof or Nasdaq Global Select Market (“Nasdaq”) applicable to the Offer.
In no event will Purchaser: (1) be required to extend the Offer beyond the earlier to occur of the valid termination of the Merger Agreement and the End Date (as defined below) (we refer to such earlier occurrence as the “Extension Deadline”) or (2) be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of Intevac. Each of the extensions contemplated above is subject to Purchaser’s right to terminate the Offer and pursue the Merger in connection with an Offer Termination. Except (i) as provided in Section 1.1(d) of the Merger Agreement, (ii) in the event that the Merger Agreement is terminated pursuant to Section 8 of the Merger Agreement or (iii) if Purchaser is not obligated to extend the Offer as provided in Section 1.1(c) of the Merger Agreement, Purchaser must not terminate the Offer, or permit the Offer to expire, prior to any scheduled Expiration Date without the prior written consent of Intevac.
Either Intevac or Seagate may terminate the Merger Agreement, at any time prior to the time Purchaser accepts the Shares tendered pursuant to the Offer for payment (or if an Offer Termination (as defined below) has occurred, prior to the consummation of the Merger (which we refer to as the “Closing”)), if the Closing has not occurred in accordance with the terms of the Merger Agreement on or prior to 11:59 p.m., Eastern Time, on August 13, 2025, which date, if an Offer Termination has not occurred, (1) will automatically be extended to November 13, 2025 if as of 11:59 p.m. Eastern Time on August 13, 2025, all of the Offer Conditions other than the Minimum Condition (as defined below) and the Governmental Authority Condition to the Offer (as defined below) (in the case of the Governmental Authority Condition to the Offer, solely in respect of any antitrust law), are satisfied or waived and (2) will automatically be extended to February 13, 2026 if as of 11:59 p.m. Eastern Time, November 13, 2025, all of the Offer Conditions other than the Minimum Condition and the Governmental Authority Condition to the Offer (in the case of the Governmental Authority Condition to the Offer, solely in respect of any antitrust law) are satisfied or waived (such date, as it may be automatically extended pursuant to the Merger Agreement if an Offer Termination has occurred, we refer to as the “End Date”).
See Section 1 — “Terms of the Offer” and Section 11 — “The Merger Agreement; Other Agreements” of this Offer to Purchase for more details on our obligation and ability to extend the Offer.
How will I be notified if the Offer is extended?
If we extend the Offer, we will inform Computershare, which is the depository and paying agent for the Offer (which we refer to as the “Depository”), of any extension and will issue a press release announcing the extension no later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled Expiration Date.
See Section 1 — “Terms of the Offer.”
Will there be a subsequent offering period?
We do not presently intend to offer a subsequent offering period and are not permitted by the Merger Agreement to do so without Intevac’s consent.
See Section 1 — “Terms of the Offer.”
What are the conditions to the Offer?
The Offer is conditioned upon the satisfaction or waiver of the following conditions (which we refer to as the “Offer Conditions”):
•
there have been validly tendered and not validly withdrawn in accordance with the terms of the Offer, Shares that, considered together with all other Shares (if any) owned by Purchaser and its affiliates, represent one (1) more Share than fifty percent (50%) of the total number of Shares outstanding at the time of the expiration of the Offer (which we refer to as the “Minimum Condition”);

•
there is no judgment, temporary restraining order, preliminary or permanent injunction or other order issued by a governmental body of competent jurisdiction and remaining in effect preventing the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Merger and no legal requirement has been promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger by any governmental body which, directly or indirectly, prohibits or makes illegal the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Merger (which we refer to as the “Governmental Authority Condition to the Offer”);
•
the representations and warranties made by Intevac in the Merger Agreement are true and correct, subject to the materiality and other qualifications set forth in the Merger Agreement (which we refer to as the “Representations Condition”);

•
Intevac has complied with and performed in all material respects the covenants or agreements it is required to comply with or perform under the Merger Agreement at or prior to the Expiration Date (which we refer to as the “Obligations Condition”);

•
since the date of the Merger Agreement, there has not been any event, occurrence, development, circumstance, change or effect (which we refer to as an “Effect”) which, individually or in the aggregate, (i) has had a Material Adverse Effect (as defined below) that is continuing as of the scheduled Expiration Date or (ii) would reasonably be expected to have a Material Adverse Effect (which we refer to as, collectively, the “Material Adverse Effect Condition”);

•
Seagate has received a certificate, signed on behalf of Intevac by Intevac’s Chief Executive Officer and Chief Financial Officer certifying that the Representations Condition, the Obligations Condition, and the Material Adverse Effect Condition have been satisfied; and

•	the Merger Agreement has not been terminated in accordance with its terms (which we refer to as the “Termination Condition”).
Subject to the applicable rules and regulations of the SEC, Purchaser expressly reserves the right to (i) increase the amount of the Offer Consideration, (ii) waive any Offer Condition (other than the Minimum Condition, the Termination Condition or the Governmental Authority Condition to the Offer (solely in respect of any antitrust law)), and (iii) make any other changes in the terms and conditions of the Offer not inconsistent with the terms of the Merger Agreement. Without the prior written consent of Intevac, Seagate and Purchaser are not permitted to:
•	decrease the amount of the Offer Consideration;
•	change the form of consideration payable in the Offer;
•	decrease the maximum number of Shares sought to be purchased in the Offer;
•	impose conditions to the Offer other than the conditions described in Section 15 — “Conditions to the Offer”;
•
amend, modify or waive the Minimum Condition, the Termination Condition or the Governmental Authority Condition to the Offer (in the case of the Governmental Authority Condition to the Offer, solely in respect of any antitrust law);

•	otherwise amend or modify any of the Offer Conditions in a manner that adversely affects, or would reasonably be expected to adversely affect, any holder of Shares in its capacity as such;
•
terminate the Offer or accelerate, extend or otherwise change the Expiration Date, except as otherwise required or expressly permitted by the Merger Agreement (including, for the avoidance of doubt, in connection with an Offer Termination); or

•	provide any “subsequent offering period” (or any extension thereof) in accordance with Rule 14d-11 of the Securities Exchange Act of 1934, as amended (which we refer to as the “Exchange Act”).
See Section 15 — “Conditions to the Offer.”
How do I tender my Shares?
If you hold your Shares directly as the registered owner, you can (i) tender your Shares in the Offer by delivering the certificates representing your Shares, together with a completed and signed Letter of Transmittal, with any required signature guarantees, and any other documents required by the Letter of Transmittal, to the Depository or

(ii) tender your Shares by following the procedure for book-entry transfer set forth in Section 3 of this Offer to Purchase, no later than the Expiration Date. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares” for further details. The Letter of Transmittal is enclosed with this Offer to Purchase.
If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, you must contact the institution that holds your Shares and give instructions that your Shares be tendered. You should contact the institution that holds your Shares for more details.
See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”
Until what time may I withdraw previously tendered Shares?
You may withdraw your previously tendered Shares at any time until the Expiration Date. Pursuant to Section 14(d)(5) of the Exchange Act, Shares may be withdrawn at any time after May 2, 2025, which is the sixtieth (60th) day after the date of the commencement of the Offer, unless prior to that date Purchaser has accepted for purchase the Shares validly tendered in the Offer.
See Section 4 — “Withdrawal Rights.”
How do I withdraw previously tendered Shares?
To withdraw previously tendered Shares, you must deliver a written notice of withdrawal with the required information to the Depository while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares.
See Section 4 — “Withdrawal Rights.”
What does the Intevac Board of Directors think of the Offer?
The Intevac Board of Directors has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interest of, Intevac and its stockholders, (ii) declared it advisable for Intevac to enter into the Merger Agreement, (iii) approved the execution, delivery and performance by Intevac of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger, (iv) resolved that, (a) if the Offer Acceptance Time occurs, the Merger will be effected under Section 251(h) of the DGCL as soon as practicable following consummation of the Offer and (b) if an Offer Termination occurs, the Merger will be governed by Section 251(c) of the DGCL, in each case, upon the terms and subject to the conditions set forth in the Merger Agreement, and (v) resolved to recommend that the stockholders of Intevac (a) accept the Offer and tender their Shares to Purchaser pursuant to the Offer and (b) adopt the Merger Agreement at any meeting of Intevac’s stockholders held for such purpose and any adjournment or postponement thereof (the “Intevac Board Recommendation”), in each case, on the terms and subject to the conditions of the Merger Agreement.
See the “Introduction” and Section 10 — “Background of the Offer; Past Contacts or Negotiations with Intevac.” We expect that a more complete description of the reasons for the Intevac Board of Directors’ approval of the Offer and the Merger will be set forth in a Solicitation/Recommendation Statement on Schedule 14D-9 to be prepared by Intevac and filed with the SEC and mailed to all Intevac stockholders.
Have any Intevac stockholders entered into agreements with Seagate or any of its affiliates requiring them to tender their Shares?
Yes. In connection with the execution of the Merger Agreement, certain Intevac stockholders (the “Supporting Stockholders”) have entered into certain Tender and Support Agreements, each dated as of February 13, 2025, with Seagate and Purchaser (each, as it may be amended from time to time, a “Support Agreement” and, collectively, the “Support Agreements”). Subject to the terms and conditions of the Support Agreements, the Supporting Stockholders have agreed, among other things, to tender, pursuant to the Offer, Shares representing in the aggregate approximately 23.5% of the total outstanding Shares as of February 27, 2025 (not including an additional 10,300 Company Options (as defined below), 277,895 Company RSUs (as defined below) and 1,452,250 Company PRSUs (as defined below) (at maximum performance) that are subject to the Support Agreements) and, subject to certain exceptions, not to transfer any of the Shares that are subject to the Support Agreements. The Supporting Stockholders have also agreed to vote all Shares beneficially owned by them in favor of the adoption of the Merger Agreement and the approval of the transactions contemplated thereby, and any other matter necessary to consummate such transactions, and not to vote in favor of, or tender their shares into, any competing offer or takeover proposal.
The Support Agreements will terminate with respect to a particular Supporting Stockholder upon the first to occur of (a) the valid termination of the Merger Agreement in accordance with its terms, (b) the Effective Time, (c) any amendment to the Merger Agreement or the Offer is effected without such Supporting Stockholder’s written consent that decreases the amount, or changes the form of consideration payable to all stockholders of Intevac pursuant to the terms of the Merger Agreement and (d) the mutual written consent of Seagate and such Supporting Stockholder.
See Section 11 — “The Merger Agreement; Other Agreements — Support Agreements” in this Offer to Purchase for a more detailed description of the Support Agreements.
If the Offer is consummated, will Intevac continue as a public company?
No. Immediately following consummation of the Offer, we expect to complete the Merger pursuant to applicable provisions of the DGCL, after which the Surviving Corporation will be a wholly owned subsidiary of Seagate and the Shares will no longer be publicly traded.
See Section 13 — “Certain Effects of the Offer.”
Will the Offer be followed by the Merger if all of the Shares are not tendered in the Offer?
If we consummate the Offer, and accordingly acquire a number of Shares that, together with the Shares (if any) then owned by Seagate and its affiliates, exceeds the Minimum Condition, then, in accordance with the terms of the Merger Agreement, if an Offer Termination has not occurred, we will complete the Merger without a vote of the stockholders of Intevac pursuant to Section 251(h) of the DGCL. Pursuant to the Merger Agreement, if the Minimum Condition is not satisfied, we are not required (nor are we permitted) to accept the Shares for purchase in the Offer, nor will we consummate the Merger.
If an Offer Termination has not occurred, under the applicable provisions of the Merger Agreement, the Offer and the DGCL, stockholders of Intevac will not be required to vote on the Merger and if the Merger is consummated, will, if they did not otherwise tender their Shares and do not otherwise properly demand appraisal rights under the DGCL, receive the same consideration, without interest and subject to reduction for any applicable withholding taxes, for their Shares as was payable in the Offer (which we refer to as the “Merger Consideration”).
However, if an Offer Termination occurs, the Merger will be governed by Section 251(c) of the DGCL, upon the terms and subject to the conditions set forth in the Merger Agreement. If Seagate delivers a Meeting Election, Purchaser will (and Seagate will cause Purchaser to) promptly terminate and withdraw the Offer or permit the Offer to expire without accepting for payment, and without paying for, any Shares pursuant to the Offer, and Intevac will prepare, file and mail the Merger Proxy Statement to the Intevac stockholders related to the Intevac Stockholder Meeting. However, at this time, neither Intevac nor Seagate is asking you for a proxy and you are requested not to send a proxy.
Intevac stockholders and beneficial owners will be entitled to appraisal rights under the DGCL in connection with the Merger with respect to any Shares not tendered in the Offer.
See Section 11 — “The Merger Agreement; Other Agreements,” Section 12 — “Purpose of the Offer; Plans for Intevac — Merger Without a Stockholder Vote” and Section 17 — “Appraisal Rights.”
If the Offer is not completed, will the Merger nevertheless be consummated?
The Merger Agreement provides for an alternative structure that can be utilized by the parties for the acquisition of Intevac if the Offer cannot be consummated under certain circumstances and the Merger Agreement is not otherwise terminated. Seagate may, after consulting with and considering in good faith the views of Intevac, provide a Meeting Election and require Intevac to, as promptly as reasonably practicable (and in any event within fifteen (15) days) after a Meeting Election, prepare and file with the SEC the Merger Proxy Statement in preliminary form related to an Intevac Stockholder Meeting. If Seagate delivers a Meeting Election, Purchaser will (and Seagate will cause Purchaser to) promptly terminate and withdraw the Offer or permit the Offer to expire without accepting for payment, and without paying for, any Shares pursuant to the Offer, and Intevac will prepare, file and mail the Merger Proxy

Statement to the Intevac stockholders. If the Merger Agreement is adopted by holders of at least a majority of the outstanding Shares entitled to vote thereon at the Intevac Stockholder Meeting, the Merger may still be completed even if the Offer is not completed. However, at this time, neither Intevac nor Seagate is asking you for a proxy and you are requested not to send a proxy.
See Section 11 — “The Merger Agreement; Other Agreements.”
What is the market value of my Shares as of a recent date?
On February 12, 2025, the last trading day before the public announcement of the execution of the Merger Agreement, the reported closing sales price of the Shares on Nasdaq was $3.38. On February 28, 2025, the last full trading day before the commencement of the Offer, the reported closing sales price of the Shares on Nasdaq was $4.02. We encourage you to obtain a recent market quotation for the Shares before deciding whether to tender your Shares.
See Section 6 — “Price Range of Shares; Dividends.”
Will I have appraisal rights in connection with the Offer?
No appraisal rights will be available to you in connection with the Offer. However, if we accept Shares in the Offer and the Merger is completed, stockholders and beneficial owners will be entitled to appraisal rights in connection with the Merger if they did not tender Shares in the Offer, subject to and in accordance with the DGCL. Stockholders and beneficial owners must properly exercise and demand their right to seek appraisal under the DGCL in connection with the Merger in order to exercise appraisal rights.
See Section 17 — “Appraisal Rights.”
What will happen to my stock options and restricted stock units in the Offer?
The Offer is made only for Shares and is not made for any compensatory options to purchase Shares of Common Stock of the Company (each a “Company Option” and those Company Options with a per share exercise price that is less than the amount of the Offer Consideration, each an “In-the-Money Option”), awards of restricted stock units representing the right to be issued Shares (which we refer to as “Company RSUs”) or awards of restricted stock units representing the right to be issued Shares that vest based on the continued performance of services and the achievement of performance metrics of the Company (which we refer to as “Company PRSUs”). If you wish to tender Shares underlying Company Options, you must first exercise such Company Option (to the extent exercisable) in accordance with its terms with sufficient time to tender pursuant to the Offer the Shares received upon exercise of such stock option.
Pursuant to the Merger Agreement, at the Effective Time:
•	each In-the-Money Option that is outstanding and unvested as of immediately prior to the Effective Time will vest in full;
•
each In-the-Money Option that is then outstanding will be cancelled and exchanged for an amount in cash equal to the product of (x) the total number of Shares subject to such In-the-Money Option immediately prior to the Effective Time multiplied by (y) the excess of the amount of the Offer Consideration over the applicable exercise price per Share of such In-the-Money Option; and

•	each Company Option that is not an In-the-Money Option and that is then outstanding and unexercised, whether or not vested, will be cancelled with no consideration payable in respect thereof.
In addition, at the Effective Time, each Company RSU that is then outstanding, whether or not vested, will be cancelled and the holder thereof will be entitled to an amount in cash equal to the product of (x) the total number of Shares subject to such Company RSU immediately prior to the Effective Time (without regard to vesting) multiplied by (y) the Offer Consideration.
Furthermore, with respect to the Company PRSUs:
•
immediately prior to the Effective Time, each Company PRSU granted during calendar year 2022 that is then outstanding will be cancelled and the holder thereof will be entitled to an amount in cash equal to the product of (i) twenty-five percent (25%) of the “Number of RSUs Subject to Award” listed in the applicable award agreement multiplied by (ii) the Offer Consideration;

•
immediately prior to the Effective Time, each Company PRSU granted during calendar year 2025 that is then outstanding will be cancelled and the holder thereof will be entitled to an amount in cash equal to the product of (i) the “Target PRSUs” listed in the applicable award agreement multiplied by (ii) the Offer Consideration; and

•	prior to the Effective Time, each outstanding and unvested Company PRSU granted during calendar year 2023 and calendar year 2024 will be cancelled with no consideration payable in respect thereof.
See Section 11 — “The Merger Agreement; Other Agreements — Treatment of Equity Awards.”
What will happen to my rights to purchase shares under Intevac’s 2003 Employee Stock Purchase Plan?
The Offer is made only for Shares and not for rights to purchase Shares under the Company ESPP. Until the Effective Time, the Company ESPP will continue to be operated in accordance with its terms for the current offering period, except that participants may not increase the amount of payroll deductions into the Company ESPP during the current offering period from those in effect as of the date of the Merger Agreement, and individuals who did not participate in the Company ESPP as of the date of the Merger Agreement may not commence participation in the Company ESPP. The Company ESPP will terminate effective upon the Effective Time. No new offering periods will commence following the execution of the Merger Agreement.
Shares held in participants’ accounts under the Company ESPP may be tendered in accordance with the terms of the Offer.
See Section 11 — “The Merger Agreement; Other Agreements — Treatment of Company ESPP.”
What are the material U.S. federal income tax consequences of exchanging Shares for cash pursuant to the Offer or the Merger?
The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. Accordingly, a U.S. Holder (as defined in Section 5 — “Certain U.S. Federal Income Tax Consequences”) who exchanges Shares for cash in the Offer or the Merger generally will recognize gain or loss in an amount equal to the difference, if any, between the amount of cash that such U.S. Holder receives in the Offer or the Merger and such U.S. Holder’s adjusted tax basis in the Shares surrendered pursuant to the Offer or the Merger, respectively.
Please consult your own tax advisor as to the particular tax consequences to you of the Offer and the Merger.
See Section 5 — “Certain U.S. Federal Income Tax Consequences” for a more detailed discussion of the U.S. federal income tax consequences of the Offer and the Merger.
Who should I call if I have questions about the Offer?
Stockholders, banks and brokers may call Georgeson toll-free at 877-354-7474. Georgeson is acting as the information agent (the “Information Agent”) for the Offer. See the back cover of this Offer to Purchase for additional contact information.

INTRODUCTION
To the Holders of Shares of Common Stock of Intevac:
Irvine Acquisition Holdings, Inc., a Delaware corporation (which we refer to as “Purchaser”) and an indirect wholly owned subsidiary of Seagate Technology Holdings plc, an Irish public limited company (which we refer to as “Seagate”), is offering to purchase, subject to the satisfaction of the Minimum Condition, as defined below, any and all of the issued and outstanding shares of the common stock, par value $0.001 per share (which we refer to as the “Shares”), of Intevac, Inc., a Delaware corporation (which we refer to as “Intevac” or the “Company”), in exchange for $4.00 per Share, payable in cash (which we refer to as the “Offer Consideration”), without interest and subject to reduction for any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (which we refer to as this “Offer to Purchase”) and in the related Letter of Transmittal (which we refer to as the “Letter of Transmittal” and which, together with this Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes, and we refer to as, the “Offer”).
We are making the Offer pursuant to the Agreement and Plan of Merger, dated as of February 13, 2025 (which, as it may be amended from time to time, we refer to as the “Merger Agreement”), by and among Seagate, Intevac and Purchaser. In addition, Intevac will pay its regular quarterly dividend of $0.05 per Share on March 13, 2025, to stockholders of record of Intevac as of February 28, 2025 (which we refer to as the “Quarterly Dividend”). In connection with the closing of the transactions contemplated by the Merger Agreement, Intevac will pay a one-time special dividend of $0.052 per Share (which we refer to as the “Special Dividend”).
The Merger Agreement provides, among other things, that if the Offer is consummated, as soon as practicable after the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Intevac (which we refer to as the “Merger”) without a vote of the stockholders of Intevac in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (which we refer to as the “DGCL”), with Intevac continuing as the surviving corporation (which we refer to as the “Surviving Corporation”) in the Merger. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than any Shares held by Intevac, Seagate or any of their respective wholly owned subsidiaries or by any person who is entitled to and properly demands statutory appraisal of his or her Shares) will be converted into the right to receive $4.00 per Share, payable in cash without interest and subject to reduction for any applicable withholding taxes. As a result of the Merger, Intevac will cease to be a publicly traded company and will become a wholly owned subsidiary of Seagate. Under no circumstances will interest be paid on the consideration for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.
Alternatively, Seagate may, after consulting with and considering in good faith the views of Intevac, by providing written notice to Intevac (which we refer to as a “Meeting Election”), require Intevac to, as promptly as reasonably practicable (and in any event within fifteen (15) days) after a Meeting Election, prepare and file with the SEC the Merger Proxy Statement (as defined below). If Seagate delivers a Meeting Election, Purchaser will (and Seagate will cause Purchaser to) promptly terminate and withdraw the Offer or permit the Offer to expire without accepting for payment, and without paying for, any Shares pursuant to the Offer (which we refer to as an “Offer Termination”), and Intevac will prepare, file and mail the Merger Proxy Statement to the Intevac stockholders. However, at this time, neither Intevac nor Seagate is asking you for a proxy and you are requested not to send a proxy.
The Merger Agreement is more fully described in Section 11 — “The Merger Agreement; Other Agreements,” which also contains a discussion of the treatment of Intevac compensatory stock options and restricted stock units in the Merger.
Tendering stockholders who are record owners of their Shares and who tender directly to Computershare, the depository and paying agent for the Offer (which we refer to as the “Depository”) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Tendering stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees or commissions.
The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, (A) the Merger Agreement not having been terminated in accordance with its terms (the “Termination Condition”) and (B) the satisfaction of (i) the Minimum Condition (as defined below) and (ii) the Governmental Authority Condition to the Offer (as defined below). The “Minimum Condition” requires that the number of Shares validly tendered and not validly withdrawn in accordance with the terms of the Offer, on or prior to one minute after 11:59 p.m.,

Eastern Time, on March 28, 2025 (which we refer to as the “Expiration Date,” unless Purchaser has extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Expiration Date” will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire), together with all other Shares (if any) owned by Purchaser and its affiliates, represent one (1) more Share than fifty percent (50%) of the total number of Shares outstanding at the time of the expiration of the Offer. The “Governmental Authority Condition to the Offer” requires that there has not been issued by any governmental body of competent jurisdiction and remaining in effect any judgment, temporary restraining order, preliminary or permanent injunction or other order preventing the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Merger, and no legal requirement promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger by any governmental body which, directly or indirectly, prohibits or makes illegal the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Merger. The Offer is also subject to other conditions as described in this Offer to Purchase. See Section 15 — “Conditions to the Offer.”
The Intevac Board of Directors has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interest of, Intevac and its stockholders, (ii) declared it advisable to enter into the Merger Agreement, (iii) approved the execution, delivery and performance by Intevac of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger, (iv) resolved that, (a) if an Offer Termination has not occurred, the Merger will be effected under Section 251(h) of the DGCL as soon as practicable following consummation of the Offer and (b) if an Offer Termination occurs, the Merger will be governed by Section 251(c) of the DGCL, in each case, upon the terms and subject to the conditions set forth in the Merger Agreement, and (v) resolved to recommend that the stockholders of Intevac (a) accept the Offer and tender their Shares to Purchaser pursuant to the Offer and (b) adopt the Merger Agreement at any meeting of Intevac’s stockholders held for such purpose and any adjournment or postponement thereof (the “Intevac Board Recommendation”), in each case, on the terms and subject to the conditions of the Merger Agreement.
A more complete description of the Intevac Board of Directors’ reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, will be set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 of Intevac (which, together with any exhibits and annexes attached thereto, we refer to as the “Schedule 14D-9”), that will be furnished by Intevac to stockholders in connection with the Offer. Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information to be set forth under the subheadings “Background of the Offer and the Merger” and “Reasons for the Recommendation.”
As of February 27, 2025, Seagate owned no Shares. In connection with the execution of the Merger Agreement, certain Intevac stockholders (the “Supporting Stockholders”) have entered into certain Tender and Support Agreements, each dated as of February 13, 2025, with Seagate and Purchaser (each, as it may be amended from time to time, a “Support Agreement” and collectively, the “Support Agreements”). Subject to the terms and conditions of the Support Agreements, the Supporting Stockholders have agreed, among other things, to tender, pursuant to the Offer, Shares representing in the aggregate approximately 23.5% of the total outstanding Shares as of February 27, 2025 (not including an additional 10,300 Company Options, 277,895 Company RSUs, and 1,452,250 Company PRSUs (at maximum performance) that are subject to the Support Agreements) and, subject to certain exceptions, not to transfer any of the Shares that are subject to the Support Agreements. See Section 11 — “The Merger Agreement; Other Agreements — Support Agreements” in this Offer to Purchase for a more detailed description of the Support Agreements.
According to Intevac, as of the close of business on February 14, 2025, 27,168,081 Shares were outstanding.
Pursuant to the Merger Agreement, unless otherwise determined by Seagate, the directors and officers of Purchaser as of immediately prior to the Effective Time will be the directors and officers of the Surviving Corporation, in each case until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.
This Offer to Purchase does not constitute a solicitation of proxies, and Purchaser is not soliciting proxies in connection with the Offer or the Merger. If an Offer Termination has not occurred and the conditions to the Offer (including the Minimum Condition) are satisfied and Purchaser consummates the Offer, Purchaser will consummate the Merger pursuant to Section 251(h) of the DGCL without the vote of the stockholders of Intevac.

Certain U.S. federal income tax consequences of the exchange of Shares for cash pursuant to the Offer or the Merger are described in Section 5 — “Certain U.S. Federal Income Tax Consequences.”
Under the applicable provisions of the Merger Agreement, the Offer and the DGCL, stockholders, and beneficial owners of Intevac will be entitled to appraisal rights under the DGCL in connection with the Merger if they do not tender Shares in the Offer, subject to and in accordance with the DGCL. Stockholders and beneficial owners must properly exercise and demand their right to seek appraisal under the DGCL in connection with the Merger in order to exercise appraisal rights. See Section 17 — “Appraisal Rights.”
This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER
1. Terms of the Offer.
Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will (i) promptly after (and in any event prior to 9:30 a.m. Eastern Time on the business day following) the Expiration Date, irrevocably accept for payment all Shares tendered (and not validly withdrawn, as permitted under Section 4 — “Withdrawal Rights”) pursuant to the Offer and (ii) on or prior to the date of the Offer Acceptance Time, deposit, or cause to be deposited, with the Depository cash sufficient to pay the aggregate Offer Consideration for such Shares.
The date and time at which Purchaser irrevocably accepts for payment all Shares tendered and not validly withdrawn pursuant to the Offer is referred to as the “Offer Acceptance Time.” The date and time at which the Merger becomes effective is referred to as the “Effective Time.”
The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, (A) the Termination Condition and (B) the satisfaction of (i) the Minimum Condition and (ii) the Governmental Authority Condition to the Offer. We refer to these conditions and the other conditions described in Section 15 — “Conditions to the Offer” as the “Offer Conditions.”
We have agreed in the Merger Agreement that subject to Purchaser’s right to terminate the Offer and pursue the Merger in connection with an Offer Termination, if, as of the then-scheduled Expiration Date, any Offer Condition (other than (x) the Offer Condition set forth in clause (E) of Section 15 — “Conditions to the Offer” and (y) the Minimum Condition) is not satisfied and has not been waived by Purchaser or Seagate, to the extent waivable by Purchaser or Seagate, upon Intevac’s written request, Purchaser must, and Seagate must cause Purchaser to, extend the Offer for successive extension periods of ten (10) business days per extension, to permit such Offer Condition to be satisfied.
We have also agreed in the Merger Agreement that if, as of the then-scheduled Expiration Date, the Minimum Condition is not satisfied but all other Offer Conditions (other than the Offer Condition set forth in clause (E) of Section 15 — “Conditions to the Offer”) have been satisfied or waived, at the written request of Intevac, Purchaser will, and Seagate will cause Purchaser to, extend the Offer on up to two (2) occasions for an additional period of no less than ten (10) business days per extension, to permit the Minimum Condition to be satisfied.
We have also agreed in the Merger Agreement that Purchaser must, and Seagate must cause Purchaser to, extend the Offer from time to time for any period required by any legal requirement, any interpretation or position of the SEC, the staff thereof or Nasdaq Global Select Market (“Nasdaq”) applicable to the Offer.
We have also agreed in the Merger Agreement that in no event will Purchaser: (1) be required to extend the Offer beyond the earlier to occur of the valid termination of the Merger Agreement and the End Date (as defined below) (we refer to such earlier occurrence as the “Extension Deadline”); or (2) be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of Intevac; provided that, in each case, the extensions contemplated above will be subject to Purchaser’s right to terminate the Offer and pursue the Merger in connection with an Offer Termination pursuant to Section 1.1(d) of the Merger Agreement. Except (i) as provided in Section 1.1(d) of the Merger Agreement, (ii) in the event that the Merger Agreement is terminated pursuant to Section 8 of the Merger Agreement or (iii) if Purchaser is not obligated to extend the Offer as provided in Section 1.1(c) of the Merger Agreement. Purchaser will not terminate the Offer, or permit the Offer to expire, prior to any scheduled Expiration Date without the prior written consent of Intevac.
Either Intevac or Seagate may terminate the Merger Agreement, at any time prior to the time Purchaser accepts the Shares tendered pursuant to the Offer for payment (or if an Offer Termination (as defined below) has occurred, prior to the Closing), if the Closing has not occurred in accordance with the terms of the Merger Agreement on or prior to 11:59 p.m., Eastern Time, on August 13, 2025, (x) which date will automatically be extended to November 13, 2025 if, as of 11:59 p.m. Eastern Time on August 13, 2025, (1) if an Offer Termination has not occurred, all of the Offer Conditions other than the Minimum Condition and the Governmental Authority Condition to the Offer (in the case of the Governmental Authority Condition to the Offer, solely in respect of any antitrust law), are satisfied or waived or (2) if an Offer Termination has occurred, all of the Conditions to the Merger other than the Stockholder Approval Condition to the Merger (as defined below) and the Governmental Authority Condition to the Merger (as defined below) (in the case of the Governmental Authority Condition to the Merger, solely in respect of any antitrust law), are satisfied or waived and (y) which date will automatically be extended to February 13, 2026 if as of

11:59 p.m. Eastern Time, November 13, 2025 (1) if an Offer Termination has not occurred, all of the Offer Conditions other than the Minimum Condition and the Governmental Authority Condition to the Offer (in the case of the Governmental Authority Condition to the Offer, solely in respect of any antitrust law) are satisfied or waived or (2) if an Offer Termination has occurred, all of the Conditions to the Merger, other than the Governmental Authority Condition to the Merger (solely in respect of any antitrust law) are satisfied or waived (such date, as it may be automatically extended, we refer to as the “End Date”). The “Governmental Authority Condition to the Merger” requires that there has not been issued by any governmental body of competent jurisdiction and remaining in effect any judgment, temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger, and no legal requirement promulgated, entered, enforced, enacted, issued or deemed applicable to the Merger by any governmental body which, directly or indirectly, prohibits or makes illegal the consummation of the Merger.
Additionally, Seagate may, after consulting with and considering in good faith the views of Intevac, provide a Meeting Election and require Intevac to, as promptly as reasonably practicable (and in any event within fifteen (15) days) after a Meeting Election, prepare and file with the SEC the Merger Proxy Statement in preliminary form related to an Intevac Stockholder Meeting. If Seagate delivers a Meeting Election, Seagate will (and Seagate will cause Purchaser to) promptly terminate and withdraw the Offer or permit the Offer to expire without accepting for payment, and without paying for, any Shares pursuant to the Offer. A termination of the Offer in such circumstances will not, in and of itself, give rise to a right of termination of the Merger Agreement, and the obligations of the parties (other than those related to the Offer) will continue to remain in effect, including those obligations with respect to the Merger.
Subject to the applicable rules and regulations of the SEC, Purchaser expressly reserves the right to waive any of the Offer Conditions and to make any change in the terms of or conditions to the Offer, except that, without the prior written consent of Intevac, Seagate and Purchaser are not permitted to (i) decrease the amount of the Offer Consideration, (ii) change the form of consideration payable in the Offer, (iii) decrease the maximum number of Shares sought to be purchased in the Offer, (iv) impose conditions to the Offer other than the conditions described in Section 15 — “Conditions to the Offer,” (v) amend, modify or waive the Minimum Condition, the Termination Condition or the Governmental Authority Condition to the Offer (in the case of the Governmental Authority Condition to the Offer, solely in respect of any antitrust law), (vi) amend or modify any of the Offer Conditions in a manner that adversely affects, or would reasonably be expected to adversely affect, any holder of Shares in its capacity as such, (vii) terminate the Offer or accelerate, extend or otherwise change the Expiration Date, except as otherwise required or expressly permitted by the Merger Agreement (including, for the avoidance of doubt, in connection with an Offer Termination), or (viii) provide any “subsequent offering period” (or any extension thereof) in accordance with Rule 14d-11 of the Exchange Act.
Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser currently intends to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.
If we extend the Offer, are delayed in our acceptance for payment of or payment for Shares (whether before or after our acceptance for payment for Shares) or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depository may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for purchase is limited by Rule 14e-1(c) under the Exchange Act, which requires us to pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.
If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. We understand that in the SEC’s view, an offer should remain open for a minimum of five (5) business days from the date the material change is first published, sent or given to stockholders, and with respect to a change in price or a change in percentage of securities sought, a minimum ten (10) business day period generally is required to allow for adequate dissemination to stockholders and investor response.
If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for purchase in the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.
We do not presently intend to offer a subsequent offering period and are not permitted by the Merger Agreement to do so without Intevac’s consent.
We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the Expiration Date, any of the Offer Conditions have not been satisfied. See Section 15 — “Conditions to the Offer.” Under certain circumstances, we may terminate the Merger Agreement and the Offer. See Section 11 — “The Merger Agreement; Other Agreements — Termination.”
As soon as practicable following (but in any event on the same date as) the Offer Acceptance Time and subject to the satisfaction or waiver of certain conditions, Purchaser will complete the Merger without a vote of the stockholders of Intevac in accordance with Section 251(h) of the DGCL.
However, if an Offer Termination occurs, the Merger will be governed by Section 251(c) of the DGCL, upon the terms and subject to the conditions set forth in the Merger Agreement. If Seagate delivers a Meeting Election, Purchaser must (and Seagate must cause Purchaser to) promptly terminate and withdraw the Offer or permit the Offer to expire without accepting for payment, and without paying for, any Shares pursuant to the Offer, and Intevac will prepare, file and mail the Merger Proxy Statement to the Intevac stockholders related to the Intevac Stockholder Meeting. However, at this time, neither Intevac nor Seagate is asking you for a proxy and you are requested not to send a proxy.
Intevac has provided us with its stockholder list and security position listings for the purpose of disseminating this Offer to Purchase, the related Letter of Transmittal and other related materials to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the stockholder list of Intevac and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.
2. Acceptance for Payment and Payment for Shares.
Subject to the satisfaction or waiver of all the conditions to the Offer set forth in Section 15 — “Conditions to the Offer,” we will (i) promptly after (and in any event prior to 9:30 a.m. Eastern Time on the business day following) the Expiration Date, irrevocably accept for payment all Shares tendered (and not validly withdrawn) pursuant to the Offer and (ii) on or prior to the date of the Offer Acceptance Time, deposit, or cause to be deposited, with the Depository cash sufficient to pay the aggregate Offer Consideration for such Shares.
Subject to compliance with Rule 14e-1(c) under the Exchange Act, we expressly reserve the right to delay payment for Shares in order to comply in whole or in part with any applicable law. See Section 16 — “Certain Legal Matters; Regulatory Approvals.”
In all cases, we will promptly pay, or cause to be paid, for Shares tendered and accepted for purchase pursuant to the Offer only after timely receipt by the Depository of (i) the certificates evidencing such Shares (which we refer to as the “Certificates”) or confirmation of a book-entry transfer of such Shares (which we refer to as a “Book-Entry Confirmation”) into the Depository’s account at The Depository Trust Company (which we refer to as “DTC”) pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depository.

The term “Agent’s Message” means a message, transmitted by DTC to and received by the Depository and forming a part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.
For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn if and when we give oral or written notice to the Depository of our acceptance for purchase of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for purchase pursuant to the Offer will be made by deposit of the Offer Consideration for such Shares with the Depository, which will act as paying agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for purchase. If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depository may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will we pay interest on the consideration for Shares by reason of any extension of the Offer or any delay in making such payment for Shares.
If any tendered Shares are not accepted for purchase for any reason pursuant to the terms and conditions of the Offer, or if Certificates are submitted evidencing more Shares than are tendered, Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depository’s account at DTC pursuant to the procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at DTC), promptly following the expiration or termination of the Offer.
3. Procedures for Accepting the Offer and Tendering Shares.
Valid Tenders. In order for a stockholder to validly tender Shares pursuant to the Offer, the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depository at one of its addresses set forth on the back cover of this Offer to Purchase and either (a) the Certificates evidencing tendered Shares must be received by the Depository at such address or (b) such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depository, in each case prior to the Expiration Date.
Book-Entry Transfer. The Depository will establish an account with respect to the Shares at DTC for purposes of the Offer within five (5) business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depository’s account at DTC in accordance with DTC’s procedures for such transfer. Delivery of documents to DTC does not constitute delivery to the Depository.
Guarantee of Signatures. No signature guarantee is required on the Letter of Transmittal if:
•
the Letter of Transmittal is signed by the registered holder(s) of the Shares tendered therewith, unless such registered holder has completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal; or

•
the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of the Securities Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each of which we refer to as an “Eligible Institution”).

In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Certificate not accepted for purchase or not tendered is to be issued in, the name of a person other than the registered holder, then the Certificate must be endorsed or accompanied by duly executed stock powers, in either case signed exactly as the name of the registered holder appears on the Certificate, with the signature on such Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.
Notwithstanding any other provision of the Offer, payment for Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depository of (i) Certificates evidencing such Shares or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depository’s account at DTC pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depository.
The method of delivery of Certificates, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the option and risk of the tendering stockholder, and the delivery of all such documents will be deemed made (and the risk of loss and the title of Certificates will pass) only when actually received by the Depository (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery prior to the Expiration Date.
Irregularities. The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer (and if the Offer is extended or amended, the terms of or the conditions to any such extension or amendment).
Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been waived or cured within such time as Purchaser will determine. None of Seagate, Purchaser, the Depository, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in tenders or incur any liability for failure to give any such notice. Interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be determined by us in our sole discretion.
Appointment. By executing the Letter of Transmittal as set forth above, the tendering stockholder will irrevocably appoint designees of Purchaser as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for purchase by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of Intevac’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, Purchaser or its designees must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of Intevac’s stockholders.

Information Reporting and Backup Withholding. Payments made to stockholders of Intevac in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding. To avoid backup withholding, stockholders that are “United States persons” (as defined in the U.S. Internal Revenue Code of 1986, as amended (which we refer to as the “Code”)) that do not otherwise establish an exemption should complete and return the Internal Revenue Service (which we refer to as the “IRS”) Form W-9 included in the Letter of Transmittal, certifying that such stockholder is a United States person, that the taxpayer identification number provided by such stockholder is correct, and that such stockholder is not subject to backup withholding. Stockholders that are not “United States persons” should submit an appropriate and properly completed IRS Form W-8, a copy of which may be obtained from the Depository or the IRS website at www.irs.gov, in order to avoid backup withholding. Such stockholders should consult their own tax advisors to determine which IRS Form W-8 is appropriate. Failure to provide the correct information on IRS Form W-9 or the applicable IRS Form W-8 may subject the applicable stockholder to backup withholding on payments made with respect to Shares exchanged pursuant to the Offer or the Merger, as well as penalties imposed by the IRS.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a stockholder’s United States federal income tax liability, provided the required information is timely furnished in the appropriate manner to the IRS.
4. Withdrawal Rights.
Shares tendered pursuant to the Offer may be withdrawn at any time prior to one minute after 11:59 p.m., Eastern Time, on March 28, 2025, and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after May 2, 2025, which is the sixtieth (60th) day after the date of the commencement of the Offer.
For a withdrawal to be effective, a written notice of withdrawal must be timely received by the Depository at one of its addresses set forth in this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depository, then, prior to the physical release of such Certificates, the serial numbers shown on such Certificates must be submitted to the Depository and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares.
Withdrawals of Shares may not be rescinded. Any Shares validly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Date.
We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal and our determination will be final and binding. None of Seagate, Purchaser, the Depository, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.
5. Certain U.S. Federal Income Tax Consequences.
The following is a general discussion of certain U.S. federal income tax consequences of the Offer and the Merger to U.S. Holders (as defined below) whose Shares are tendered and accepted for purchase pursuant to the Offer or whose Shares are converted into the right to receive the Merger Consideration in the Merger. The summary is based on current provisions of the Code, the Treasury Regulations promulgated thereunder, and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect. Any such change could affect the accuracy of the statements and conclusions set forth in this discussion. We have not sought, and do not intend to seek, any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

The summary is limited to U.S. Holders who hold Shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not purport to consider all aspects of U.S. federal income taxation that may be relevant to a holder in light of its, his or her particular circumstances, or that may apply to a holder that is subject to special treatment under the U.S. federal income tax laws (including, for example, banks and other financial institutions, insurance companies, regulated investment companies, real estate investment trusts, brokers or dealers in securities or currencies, traders that use the mark-to-market method of accounting with respect to their securities, holders that hold Shares as part of a straddle, hedge, constructive sale or other integrated transaction or conversion transaction, U.S. Holders whose functional currency is not the U.S. dollar, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, “S corporations” or any other pass-through entities for federal income tax purposes (or investors in such entities), tax-exempt organizations, retirement plans, holders who are required to recognize income or gain with respect to the Offer or the Merger no later than such income or gain is required to be reported on an applicable financial statement under Section 451(b) of the Code, expatriates and former long-term residents of the United States, persons subject to any alternative minimum tax, holders who exercise appraisal rights, and holders who received Shares pursuant to the exercise of employee stock options or otherwise as compensation). This summary does not address U.S. federal taxes other than the income tax or any state, local or non-U.S. tax considerations. In addition, this summary does not address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010 or any considerations in respect of the Foreign Account Tax Compliance Act of 2010 (including the Treasury Regulations and administrative guidance promulgated thereunder and intergovernmental agreements entered into pursuant thereto or in connection therewith and any laws, regulations or practices adopted in connection with any such agreement).
For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Shares that, for U.S. federal income tax purposes, is: (i) an individual who is a citizen or resident of the United States; (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust, if (A) a court within the United States is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have authority to control all of the trust’s substantial decisions or (B) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes. This discussion does not address the tax consequences to holders who are not U.S. Holders.
If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Shares, the tax treatment of a person treated as a partner in such partnership generally will depend upon the status of the partner and the partnership’s activities. Accordingly, entities or arrangements treated as partnerships for U.S. federal income tax purposes that hold Shares and persons treated as partners in such partnerships should consult their tax advisors regarding the specific U.S. federal income tax consequences to them of the Offer and the Merger.
Because individual circumstances may differ, each holder should consult its, his or her own tax advisor to determine the particular tax consequences of the Offer and the Merger to it, him or her, including the application and effect of any alternative minimum tax and any state, local and foreign tax laws and changes in any laws.
The receipt of cash by a U.S. Holder in exchange for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, for U.S. federal income tax purposes, a U.S. Holder who receives cash in exchange for Shares pursuant to the Offer or the Merger will recognize gain or loss in an amount equal to the difference, if any, between the amount of cash received in the Offer or the Merger and the U.S. Holder’s adjusted tax basis in the Shares surrendered pursuant to the Offer or the Merger, respectively. A U.S. Holder’s adjusted tax basis generally will equal the amount that such U.S. Holder paid for the Shares. Any gain or loss will generally be long-term capital gain or loss if such U.S. Holder’s holding period in such Shares is more than one (1) year at the time of the completion of the Offer or the Merger, as applicable. Long-term capital gains of certain non-corporate holders, including individuals, currently are subject to U.S. federal income tax at preferential rates. The deductibility of capital losses is subject to limitations. If a U.S. Holder acquired different blocks of Shares at different times or different prices, such U.S. Holder must determine its adjusted tax basis and holding period separately with respect to each block of Shares.

A U.S. Holder who exchanges Shares pursuant to the Offer or the Merger is generally subject to information reporting and may be subject to backup withholding unless certain information is provided to the Depository or an exemption applies. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares—Information Reporting and Backup Withholding.”
6. Price Range of Shares; Dividends.
Intevac’s Shares currently trade on Nasdaq under the symbol “IVAC.” According to Intevac, as of the close of business on February 14, 2025, 27,168,081 Shares were outstanding.
The following table sets forth, for the periods indicated, the high and low intraday sale prices per Share for each quarterly period and the quarterly cash dividends declared per Share for each such quarterly period.

	High	Low	Cash Dividends Paid
Fiscal Year 2025
First Quarter (through February 28, 2025)	$4.06	$3.30	$0

Fiscal Year Ended December 28, 2024
First Quarter	$4.51	$3.56	$0
Second Quarter	$4.42	$3.5703	$0
Third Quarter	$4.15	$3.23	$0
Fourth Quarter	$3.8001	$2.46	$0

Fiscal Year Ended December 30, 2023
First Quarter	$7.51	$6.215	$0
Second Quarter	$7.54	$3.57	$0
Third Quarter	$3.92	$3.07	$0
Fourth Quarter	$4.57	$3.08	$0

On February 12, 2025, the last trading day before the public announcement of the execution of the Merger Agreement, the reported closing sales price of the Shares on Nasdaq was $3.38. On February 28, 2025, the last full trading day before the commencement of the Offer, the reported closing sales price of the Shares on Nasdaq was $4.02.
On February 13, 2025, Intevac announced that its Board of Directors had declared a regular quarterly dividend of $0.05 per Share, which will be paid on March 13, 2025 to Intevac stockholders of record as of February 28, 2025. In connection with the closing of the transactions contemplated by the Merger Agreement, Intevac will pay a one-time special dividend of $0.052 per Share.
The Merger Agreement provides that from the date of the Merger Agreement to the earlier of the date of the Effective Time and the termination of the Merger Agreement, Intevac will coordinate with Seagate regarding (i) the declaration of any Quarterly Dividend and the Special Dividend and (ii) any adjustments to then-outstanding Company Options, Company RSUs, Company PRSUs, and purchase rights under the Company ESPP pursuant to the terms of Intevac’s equity plans and the Company ESPP, in order to equitably adjust such plans to account for the payment of the Special Dividend. The Special Dividend will be declared and paid on, and to holders of record of, Shares as of such date and time as is mutually agreed upon by Seagate and Intevac (to be no later than the Effective Time). Except as otherwise required or expressly permitted in the Merger Agreement, without the prior written consent of Seagate, the Acquired Corporations will not declare, set aside or pay any dividend or make any other distribution in respect of their capital stock (including the Shares).
7. Certain Information Concerning Intevac.
Except as specifically set forth herein, the information concerning Intevac contained in this Offer to Purchase has been taken from or is based upon information furnished by Intevac or its representatives or upon publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to Intevac’s public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information.

General. The following description of Intevac and its business has been taken from Intevac’s annual report on Form 10-K for the fiscal year ended December 28, 2024, and is qualified in its entirety by reference to such Form 10-K.
Intevac was founded in 1991 and is currently incorporated under the laws of the State of Delaware. Intevac’s common stock trades on Nasdaq Global Select Market under the symbol “IVAC.” Intevac’s principal executive offices are located at 3560 Bassett Street, Santa Clara, California 95054 and its telephone number is (408) 986-9888. Intevac’s internet address is www.intevac.com.
Intevac is a leading provider of thin-film process technology and manufacturing platforms for high-volume manufacturing environments. As a long-time supplier to the hard disk drive (“HDD”) industry, over the last 20 years Intevac has delivered over 180 of its industry-leading 200 Lean® systems, which currently represent the majority of the world’s capacity for HDD disk media production.
Intevac also has over 30 years of leadership in designing, developing, and manufacturing high-productivity, thin-film processing systems and has also leveraged its technology and know-how for additional applications, such as developing, manufacturing and selling compact, high-sensitivity digital-optical products for the capture and display of extreme low-light images in its Photonics business and designing, developing and marketing manufacturing equipment to produce protective coatings for the advanced coatings market, formerly known as the display cover panel market. In recent years, Intevac has slowly refocused its business on its core capabilities in the HDD industry.
Available Information. The Shares are registered under the Exchange Act. Accordingly, Intevac is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning Intevac’s directors and officers, their remuneration, stock options and other equity awards granted to them, the principal holders of Intevac’s securities, any material interests of such persons in transactions with Intevac and other matters is required to be disclosed in proxy statements, the most recent one having been filed with the SEC on April 10, 2024. Such reports, proxy statements and other information are available on the SEC’s website at www.sec.gov.
8. Certain Information Concerning Seagate and Purchaser.
Seagate and Purchaser. Seagate is an Irish public limited company and a leading provider of data storage technology and infrastructure solutions that enable enterprises and end users to confidently store and unlock the value of their data. Seagate’s principal products are HDDs. In addition to HDDs, Seagate produces a broad range of data storage products including solid state drives (“SSDs”) and storage subsystems and offers storage solutions such as a scalable edge-to-cloud mass data platform that includes data transfer shuttles and a storage-as-a-service cloud. Seagate is a limited public company incorporated in Ireland.
Seagate’s HDD products are designed for mass capacity storage and legacy markets. Mass capacity storage involves well-established use cases, such as hyperscale data centers and private and public clouds as well as emerging use cases. Seagate’s HDD and SSD product portfolio includes Serial Advanced Technology Attachment, Serial Attached SCSI and Non-Volatile Memory Express based designs to support a wide variety of mass capacity and legacy applications.
Seagate’s systems portfolio includes storage subsystems for enterprises, cloud service providers , scale-out storage servers and original equipment manufacturers. Engineered for modularity, mobility, capacity and performance, these solutions include Seagate’s enterprise HDDs and SSDs, enabling customers to integrate powerful, scalable storage within existing environments or create new ecosystems from the ground up in a secure, cost-effective manner.
Seagate’s Lyve portfolio provides a simple, cost-efficient and secure way to manage massive volumes of data across the distributed enterprise. The Lyve platform includes a shuttle solution that enables enterprises to transfer massive amounts of data from endpoints to the core cloud and a storage-as-a-service cloud offering that provides frictionless mass capacity storage at the metro edge.
In January 2024, Seagate established Singapore as its principal executive offices to better align its operational footprint.
Purchaser is a Delaware corporation formed on February 10, 2025 solely for the purpose of effecting the Offer and the Merger and has conducted no business activities other than those related to the structuring and negotiation of the Offer and the Merger. Purchaser has no assets or liabilities other than the contractual rights and obligations related to the Merger Agreement and the Support Agreements. Upon the completion of the Merger, Purchaser’s separate corporate existence will cease and Intevac will continue as the Surviving Corporation. Until immediately prior to the time Purchaser purchases Shares pursuant to the Offer, it is not anticipated that Purchaser will have any assets or liabilities or engage in activities other than those incidental to its formation and capitalization and the transactions contemplated by the Offer and the Merger. Purchaser is an indirect wholly owned subsidiary of Seagate.
Seagate’s principal executive offices are located at 121 Woodlands Avenue 5, Singapore 739009. Purchaser’s principal executive offices are located at 47488 Kato Road, Fremont, California 94538. Seagate’s and Purchaser’s telephone number is (65) 6018-2562. Seagate’s internet address is www.seagate.com.
The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of Seagate and Purchaser are listed in Schedule I to this Offer to Purchase.
Historically, a significant portion of Intevac’s revenue has been attributable to sales to a limited number of customers, and Seagate has been a long-time customer of Intevac. In fiscal year 2023 and 2024, Intevac’s sales to Seagate constituted approximately $48.5 million and $58.2 million, respectively, of Intevac’s consolidated net revenues, accounting for over 90% in each fiscal year.
As of February 27, 2025, Seagate owned no Shares.
During the last five (5) years, none of Seagate or Purchaser or, to the best knowledge of Seagate and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.
Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, (i) none of Seagate or Purchaser or, to the best knowledge of Seagate and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Seagate or Purchaser or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Seagate or Purchaser or, to the best knowledge of Seagate and Purchaser, any of the persons or entities referred to in Schedule I hereto nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in respect of any Shares during the past sixty (60) days.
Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of Seagate or Purchaser or, to the best knowledge of Seagate and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Intevac (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations).
Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between Seagate or any of its subsidiaries or, to the best knowledge of Seagate and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Intevac or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two (2) years.
Except as set forth in this Offer to Purchase, other than ordinary course supply agreements, none of Seagate or Purchaser or, to the best knowledge of Seagate and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, have been involved in transactions with Intevac or any of its affiliates where the aggregate value of the transaction or series of transactions was more than one (1) percent of Intevac’s consolidated revenues for (i) the fiscal year when the transaction occurred or (ii) the past portion of the current fiscal year, if the transaction occurred in the current year.
Available Information. Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO, of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by Seagate and Purchaser with the SEC, are available on the SEC’s website at www.sec.gov.

9. Source and Amount of Funds.
Consummation of the Offer is not subject to any financing condition. The total amount of funds required by Seagate and Purchaser to consummate the Offer and purchase all outstanding Shares in the Offer not already owned by Seagate, to provide funding for the payment in respect of outstanding stock options and restricted stock units and to provide funding for the Merger is approximately $116 million, plus related fees and expenses. Seagate and Purchaser currently have, and will have, available to them, through a variety of sources, including cash on hand, funds necessary for the payment of the aggregate Offer Consideration and the aggregate Merger Consideration and to satisfy all of their payment obligations under the Merger Agreement and resulting from the transactions contemplated thereby. Neither Seagate nor Purchaser has entered into any financing commitment in connection with the Merger Agreement or the transactions contemplated thereby.
10. Background of the Offer; Past Contacts or Negotiations with Intevac.
The information set forth below regarding Intevac was provided by Intevac, and none of Seagate, Purchaser or any of their respective affiliates take any responsibility for the accuracy or completeness of any information regarding meetings or discussions in which Seagate, Purchaser or their respective affiliates or representatives did not participate.
Background of the Offer
The following chronology summarizes the key meetings and events between representatives of Seagate and representatives of Intevac that led to the signing of the Merger Agreement. The following chronology does not purport to catalogue every conversation among the representatives of Seagate and Intevac.
For a review of Intevac’s additional activities relating to these contacts, please refer to Intevac’s Schedule 14D-9 being mailed to stockholders with this Offer to Purchase.
A significant portion of Intevac’s revenue has historically been attributable to sales of Intevac’s disk sputtering systems to Seagate. For example, in the fiscal years ended 2023 and 2024, Seagate represented over 92 percent and 91 percent, respectively, of Intevac’s consolidated revenues.
On June 13, 2023, Intevac issued a press release (the “June 13 Strategic Announcement”) announcing that it had retained Houlihan Lokey Capital, Inc. (“Houlihan Lokey”) to advise Intevac management and the Intevac Board of Directors on strategic alternatives. The June 13 Strategic Announcement also announced the formation of a Strategic Committee of the Intevac Board of Directors.
On September 18, 2024, Nigel D. Hunton, Intevac’s President and Chief Executive Officer, and Alain Tailheuret, Seagate’s Vice President of Global Procurement, met to discuss Intevac’s supplier relationship with Seagate. Mr. Tailheuret informed Mr. Hunton that Seagate was currently engaged in a process of reducing costs among its suppliers. While acknowledging Seagate’s new initiative, Mr. Hunton explained that Intevac was seeking to increase the prices that it charged Seagate. During the meeting, Mr. Tailheuret suggested that an acquisition of Intevac could potentially make strategic sense for Seagate. Beyond this remark, Messrs. Hunton and Tailheuret did not discuss an acquisition of Intevac by Seagate.
On October 4, 2024, representatives of Houlihan Lokey met with a senior Seagate executive, at Intevac’s direction and Seagate’s request, to discuss the status of Intevac’s strategic review process. No economic terms for a potential transaction were discussed, although the Seagate executive stated that Seagate would not be able to pay a significant premium to Intevac’s then-current stock price of approximately $3.45 per Share. The Seagate executive also inquired as to whether there was an active sale process involving Intevac and was told that although the process had not been terminated, Intevac’s primary focus was on advancing TRIO.
On October 25, 2024, Messrs. Hunton and Tailheuret spoke about the supplier relationship between Intevac and Seagate. Messrs. Hunton and Tailheuret discussed (1) Seagate’s initiative to cut costs among its suppliers; (2) the status of Seagate’s efforts to qualify alternative suppliers to Intevac; and (3) Intevac’s request to increase the prices that it charged Seagate. During the meeting, Mr. Tailheuret expressed his view that Seagate might have to pursue alternatives to using Intevac as a supplier, including migrating some or all of its purchases away from Intevac. At the conclusion of the meeting, Messrs. Hunton and Tailheuret agreed to work together to find ways to reduce costs to Seagate.
On October 28, 2024, Mr. Hunton met with members of Seagate management, including Mr. Tailheuret. The members of Seagate management and Mr. Hunton continued their prior conversations about Seagate’s initiative to cut costs among its suppliers and Intevac’s request to increase the prices that it charged Seagate. During the meeting, members of Seagate management proposed to lessen some of the price increases sought by Intevac, but noted that doing so would require reallocation of resources in Seagate from new product development to cost reduction.
On December 5, 2024, at the request of Seagate, members of Seagate management, including Gianluca Romano, Executive Vice President and Chief Financial Officer of Seagate, and members of Intevac management, including Mr. Hunton, met to discuss Intevac’s business. During this discussion, members of Seagate management expressed their overall satisfaction with the two companies’ commercial relationship and indicated that Seagate continued to have an interest in acquiring Intevac. Mr. Romano asked Mr. Hunton to raise the possibility of an acquisition of Intevac by Seagate with the Intevac Board of Directors. Seagate did not make a specific transaction proposal at this meeting but suggested that an acquisition of Intevac by Seagate could be completed on an accelerated time frame. No economic terms for a potential transaction were discussed, although the members of Seagate management stated that Seagate would not be able to pay a significant premium to Intevac’s then-current stock price of approximately $2.73 per Share.
On December 12, 2024, Intevac issued a press release announcing that it had retained Houlihan Lokey to advise Intevac management and the Intevac Board of Directors on strategic alternatives. Intevac also announced that the Intevac Board of Directors intended to pay a regular, quarterly dividend of $0.05 per Share starting in the first quarter of 2025.
On December 13, 2024, Mr. Hunton and a representative of Houlihan Lokey met with members of Seagate management, including Mr. Romano and James Lee, Seagate’s Senior Vice President, Chief Legal Officer, and Corporate Secretary. During this meeting, members of Seagate management confirmed Seagate’s interest in continuing to explore a possible acquisition of Intevac. The parties agreed to meet in January 2025 to continue their discussions.
On January 3, 2025, Intevac and Seagate entered into the Confidentiality Agreement (as defined below). The Confidentiality Agreement contained customary “standstill” provisions restricting Seagate from making public proposals with respect to the acquisition of Intevac without Intevac’s prior consent (which restrictions would terminate upon the occurrence of, among other things, Intevac’s execution of a definitive agreement with a third party to acquire more than 50 percent of Intevac’s outstanding voting securities). The Confidentiality Agreement did not: (1) restrict Seagate, at any time, from making confidential acquisition proposals to the Intevac Board of Directors; or (2) include “don’t ask, don’t waive” or similar provisions prohibiting Seagate from requesting that Intevac release Seagate from its “standstill” restrictions.
Also on January 3, 2025, Intevac granted Seagate and its advisors access to a virtual data room that contained legal and operational due diligence documents to support Seagate’s due diligence review of Intevac. Thereafter, members of Seagate management and representatives of Seagate’s advisers conducted additional operational, legal, financial, accounting, employment and other due diligence on Intevac. At various points, members of Seagate management and representatives of Seagate (including Seagate’s legal and financial advisers) met with Intevac management and Intevac’s advisers to discuss due diligence information.
On January 8, 2025, members of Seagate management, including Messrs. Romano and Lee, and members of Intevac management, including Mr. Hunton, met to discuss the potential acquisition of Intevac by Seagate. Representatives of Houlihan Lokey also attended this meeting. During this meeting, the members of Seagate management stated that Seagate would not be able to pay a significant premium to Intevac’s then-current stock price of approximately $3.57 per Share. The members of Seagate management also noted that Intevac’s announcement on December 12, 2024, regarding strategic alternatives and the engagement of Houlihan Lokey, as well as Intevac’s decision to discontinue TRIO, would impact Seagate’s views on Intevac’s valuation. Although neither members of Intevac management nor the representatives of Houlihan Lokey stated that the Intevac Board of Directors would only consider a transaction at a specific valuation, the members of Intevac management did review with the members of Seagate management a financial presentation developed by Intevac that supported a valuation, on a pro forma basis assuming Intevac is owned by Seagate, in excess of $15.00 per Share. The parties discussed the commercial relationship between Seagate and Intevac. The members of Seagate management stated that Seagate desired to reduce its supply chain costs.
On January 9, 2025, Messrs. Romano and Lee met with Mr. Hunton to continue to discuss an acquisition of Intevac by Seagate. At this meeting, Mr. Romano stated that Seagate was prepared to acquire Intevac for an aggregate value of $115,000,000 in cash (the “Initial Seagate Acquisition Proposal”). Mr. Hunton stated that he would discuss the Initial Seagate Acquisition Proposal with the Intevac Board of Directors.

On January 13, 2025, Mr. Hunton delivered to Messrs. Romano and Lee a counterproposal (the “Initial Intevac Counterproposal”) for Seagate to acquire Intevac reflecting the following terms: (1) an acquisition price of $4.00 per Share in cash; (2) the payment by Intevac of a special dividend of $0.60 per Share in cash prior to the closing of the acquisition; (3) the payment by Intevac of its previously announced first quarter dividend of $0.05 per Share in cash prior to the closing of the acquisition; (4) a commitment of Seagate to use its reasonable best efforts to consummate the contemplated transaction; and (5) an agreement by Seagate to enter into a three year non-cancellable supply agreement with Intevac containing guaranteed revenue amounts. After sharing the Initial Intevac Counterproposal, Mr. Hunton spoke with Mr. Romano, who stated that the terms of the Initial Intevac Counterproposal were not likely to be acceptable to Seagate but that Seagate remained interested in acquiring Intevac for an aggregate value of $115,000,000 in cash.
On January 16, 2025, Seagate delivered a counterproposal to Intevac (the “Revised Seagate Acquisition Proposal”). The Revised Seagate Acquisition Proposal contemplated: (1) an acquisition price of $4.00 per Share in cash; (2) the payment by Intevac of a special dividend of $0.052 per Share in cash prior to the closing of the acquisition; (3) the payment by Intevac of its previously announced first quarter dividend of $0.05 per Share in cash prior to the closing of the acquisition; (4) a commitment by Seagate to use its reasonable best efforts to consummate the contemplated transaction; and (5) no commitment by Seagate to enter into a supply agreement with Intevac containing guaranteed revenue amounts. The Revised Seagate Acquisition Proposal also contemplated: (1) payment by Intevac of a termination fee if Intevac was not successful in obtaining stockholder support for the acquisition; (2) a closing condition that no more than 10 percent of the issued and outstanding Shares demanded appraisal rights; and (3) a request that certain of Intevac’s largest stockholders enter into support agreements obligating them to support the acquisition.
On January 22, 2025, representatives of Wilson Sonsini Goodrich & Rosati Professional Corporation (“Wilson Sonsini”) shared with representatives of Wachtell, Lipton, Rosen & Katz (“Wachtell Lipton”), outside legal counsel to Seagate, a counterproposal (the “Second Intevac Counterproposal”) reflecting the following terms: (1) an acquisition price of $4.00 per Share in cash; (2) the payment by Intevac of a special dividend of $0.052 per Share in cash prior to the closing of the acquisition; (3) the payment by Intevac of its previously announced first quarter dividend of $0.05 per Share in cash prior to the closing of the acquisition; (4) a commitment of Seagate to use its reasonable best efforts to consummate the contemplated transaction; and (5) an agreement by Seagate to commit for two years to continue its business with Intevac in the ordinary course at levels consistent with historical practice should the acquisition not be consummated. The Second Intevac Counterproposal rejected the following terms: (1) payment by Intevac of a termination fee if Intevac was not successful in obtaining stockholder support for the acquisition; and (2) a condition to closing of the acquisition that no more than 10 percent of the issued and outstanding Shares demanded appraisal rights. The Second Intevac Counterproposal did not reject the concept that certain of Intevac’s largest stockholders enter into support agreements obligating them to support the acquisition. Thereafter, Wilson Sonsini and Wachtell Lipton spoke at various points about the Second Intevac Counterproposal.
On January 25, 2025, representatives of Wachtell Lipton shared Seagate’s counterproposal to the Second Intevac Counterproposal (the “Second Seagate Acquisition Proposal”). The Second Seagate Acquisition Proposal contemplated: (1) an acquisition price of $4.00 per Share in cash; (2) the payment by Intevac of a special dividend of $0.052 per Share in cash prior to the closing of the acquisition; (3) the payment by Intevac of its previously announced first quarter dividend of $0.05 per Share in cash prior to the closing of the acquisition; (4) a commitment of Seagate to use its reasonable best efforts to consummate the contemplated transaction; and (5) an agreement by Seagate to commit to continue its business with Intevac in the ordinary course until the one year anniversary of the date of termination of the definitive agreement for the acquisition should the acquisition not be consummated in certain circumstances. The Second Seagate Acquisition Proposal continued to provide that certain of Intevac’s largest stockholders would enter into support agreements obligating them to support the acquisition and, if not obtained, a reimbursement of Seagate’s expenses, up to a cap of $2,000,000, in the event that Intevac was not successful in obtaining stockholder support for the acquisition.
On January 29, 2025, Intevac and Seagate finalized the term sheet and agreed to work toward an acquisition of Intevac by Seagate reflecting the following key terms: (1) an acquisition price of $4.00 per Share in cash; (2) the payment by Intevac of a special dividend of $0.052 per Share in cash prior to the closing of the acquisition; (3) the payment by Intevac of its previously announced first quarter dividend of $0.05 per Share in cash prior to the closing of the acquisition; (4) a commitment of Seagate to use its reasonable best efforts to consummate the contemplated transaction; and (5) an agreement by Seagate to commit to continue its business with Intevac in the ordinary course until the one year anniversary of the date of termination of the definitive agreement for the acquisition should the acquisition not be consummated in certain circumstances. The parties also agreed that Intevac would seek to have certain of Intevac’s largest stockholders enter into support agreements obligating them to support the acquisition and, if not obtained, a reimbursement of Seagate’s expenses, up to a cap of $2,000,000, in the event that Intevac was not successful in obtaining stockholder support for the acquisition.
On February 4, 2025, representatives of Wachtell Lipton distributed an initial draft of the Merger Agreement to representatives of Wilson Sonsini. Over the subsequent days, representatives of Wachtell Lipton and Wilson Sonsini exchanged drafts and negotiated the terms of the Merger Agreement. Key terms of the Merger Agreement negotiated by the parties included: (1) the terms of the “no-shop” restrictions applicable to Intevac, including the terms pursuant to which Intevac would be able to accept a superior proposal; (2) the amount of the termination fee payable by Intevac; (3) the date by which the parties could terminate the agreement if regulatory approvals are not obtained, and (4) the restrictions on the operation of Intevac’s business between signing of the Merger Agreement and closing of the Merger and related exceptions for matters such as employee hiring and compensation.
On February 4, 2025, representatives of Wachtell Lipton also distributed an initial draft of the form of Support Agreement to representatives of Wilson Sonsini.
Later on February 4, 2025, Wilson Sonsini shared an initial draft of the form of Support Agreement with representatives of Palogic. Palogic was already a party to a confidentiality agreement with Intevac.
On February 6, 2025, Bleichroeder LP, one of Intevac’s largest stockholders, and Intevac entered into a confidentiality agreement. Following entry into the confidentiality agreement, Intevac shared an initial draft of the form of Support Agreement with representatives of Bleichroeder LP.
On February 11, 2025, Wilson Sonsini sent Wachtell Lipton a revised draft of the form of Support Agreement. As Intevac was able to secure the agreement of the Supporting Stockholders to sign the Support Agreements, Seagate agreed to remove the provision of the Merger Agreement that had provided for reimbursement of Seagate’s expenses up to a cap of $2,000,000, in the event that Intevac was not successful in obtaining stockholder support for the acquisition.
Early on February 13, 2025, Intevac, Seagate and Purchaser executed and delivered the Merger Agreement, and Seagate, Purchaser and each of the Supporting Stockholders executed and delivered Support Agreements.
On February 13, 2025, Intevac and Seagate issued a joint press release announcing the execution of the Merger Agreement before the opening of trading on Nasdaq.
On March 3, 2025, Purchaser commenced the Offer.
Past Contacts, Transactions, Negotiations and Agreements.
For more information on the Merger Agreement and the other agreements between Intevac and Purchaser and their respective related parties, see Section 8 — “Certain Information Concerning Seagate and Purchaser,” Section 9 — “Source and Amount of Funds” and Section 11 — “The Merger Agreement; Other Agreements.”
11. The Merger Agreement; Other Agreements.
The following summary of certain provisions of the Merger Agreement and all other provisions of the Merger Agreement discussed herein are qualified by reference to the Merger Agreement itself, which is incorporated herein by reference and filed as Exhibit (d)(1) to the Schedule TO. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 8 — “Certain Information Concerning Seagate and Purchaser.” Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Merger Agreement.
This summary of the Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about Seagate, Purchaser or Intevac, their respective businesses, or the actual conduct of their respective businesses during the period prior to the consummation of the Offer or the Merger. The Merger Agreement contains representations and warranties that are the product of negotiations among the parties thereto and made to, and solely for the benefit of, each other as of specified dates. The assertions embodied in those representations and warranties are subject to qualifications and limitations agreed to by the respective parties and are also qualified in important part by a confidential disclosure schedule delivered by Intevac to Seagate in connection with the Merger Agreement. The representations and warranties in the Merger Agreement were made for the purpose of allocating contractual risk between the parties thereto and governing contractual rights and relationships between the parties thereto instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to security holders of Seagate or Intevac. In reviewing the representations, warranties and covenants contained in the Merger Agreement or any descriptions thereof in this Section 11, it is important to bear in mind that such representations, warranties and covenants or any descriptions thereof were not intended by the parties to the Merger Agreement to be characterizations of the actual state of facts or conditions of Seagate, Purchaser, Intevac or their respective affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may have changed since the date of the Merger Agreement and may change after the date hereof, and such subsequent information may or may not be fully reflected in public disclosures. For the foregoing reasons, such representations, warranties and covenants or descriptions thereof should not be read alone and should instead be read in conjunction with the other information contained in the reports, statements and filings that Seagate and Intevac publicly file.
The Offer. The Merger Agreement provides that Purchaser will commence the Offer as promptly as practicable after the date of the Merger Agreement (but in no event later than March 7, 2025). Purchaser’s obligation to accept for payment and pay for Shares validly tendered (and not validly withdrawn) in the Offer is subject to the satisfaction of the Minimum Condition and the other Offer Conditions that are described in Section 15 — “Conditions to the Offer.” Subject to the satisfaction of the Minimum Condition and the satisfaction or, to the extent waivable by Purchaser or Seagate, waiver of the other Offer Conditions, the Merger Agreement provides that Purchaser will (i) promptly after (and in any event prior to 9:30 a.m. Eastern Time on the business day following) the Expiration Date, irrevocably accept for payment all Shares tendered (and not validly withdrawn) pursuant to the Offer and (ii) on or prior to the date of the Offer Acceptance Time, deposit, or cause to be deposited, with the Depository cash sufficient to pay the aggregate Offer Consideration for such Shares. The date and time at which Purchaser accepts for payment all Shares tendered and not validly withdrawn pursuant to the Offer is referred to as the “Offer Acceptance Time.”
Purchaser expressly reserves the right to waive any Offer Condition or make any change in the terms of or conditions to the Offer, except that Intevac’s prior written consent is required for Purchaser to:
•	decrease the amount of the Offer Consideration;
•	change the form of consideration payable in the Offer;
•	decrease the maximum number of Shares sought to be purchased in the Offer;
•	impose conditions to the Offer other than the conditions described in Section 15 — “Conditions to the Offer”;
•
amend, modify or waive the Minimum Condition, the Termination Condition or the Governmental Authority Condition to the Offer (in the case of the Governmental Authority Condition to the Offer, solely in respect of any antitrust law);

•	otherwise amend or modify any of the Offer Conditions in a manner that adversely affects, or would reasonably be expected to adversely affect, any holder of Shares in its capacity as such;
•
terminate the Offer or accelerate, extend or otherwise change the Expiration Date except as otherwise required or expressly permitted by the Merger Agreement (including, for the avoidance of doubt, in connection with an Offer Termination); or

•	provide any “subsequent offering period” (or any extension thereof) in accordance with Rule 14d-11 of the Exchange Act.
The Merger Agreement contains provisions to govern the circumstances in which Purchaser is required or permitted to extend the Offer. The Merger Agreement provides that Purchaser may, in its discretion (and without the consent of Intevac or any other person), extend the Offer on one or more occasions, for an extension period of up to ten (10) business days per extension, if, as of the then-scheduled Expiration Date, any of the Offer Conditions is not satisfied and has not been waived by Purchaser or Seagate, to the extent waivable by Purchaser or Seagate.

Subject to Purchaser’s right to terminate the Offer and pursue the Merger in connection with an Offer Termination, the Merger Agreement provides that Purchaser must, and Seagate must cause Purchaser to, extend the Offer from time to time:
•
at the written request of Intevac, for successive extension periods of ten (10) business days per extension, if, as of the then-scheduled Expiration Date any of the Offer Conditions (other than the Offer Condition set forth in clause (E) of Section 15 — “Conditions to the Offer” and the Minimum Condition) is not satisfied and has not been waived by Purchaser or Seagate, to the extent waivable by Purchaser or Seagate;

•
at the written request of Intevac, for up to two (2) occasions for an additional period of no less than ten (10) business days per extension, if, as of the then-scheduled Expiration Date, the Minimum Condition is not satisfied but all other Offer Conditions (other than the Offer Condition set forth in clause (E) of Section 15 — “Conditions to the Offer”) have been satisfied or waived; and

•	from time to time for any period required by any legal requirement, any interpretation or position of the SEC, the staff thereof or Nasdaq applicable to the Offer.
However, Purchaser is not required to extend the Offer beyond August 13, 2025, (x) which date will automatically be extended to November 13, 2025 if as of 11:59 p.m. Eastern Time on August 13, 2025 (1) if an Offer Termination has not occurred, all of the Offer Conditions other than the Minimum Condition and the Governmental Authority Condition to the Offer (in the case of the Governmental Authority Condition to the Offer, solely in respect of any antitrust law) are satisfied or waived or (2) if an Offer Termination has occurred, all of the Conditions to the Merger (as defined below), other than the Stockholder Approval Condition to the Merger (as defined below) and the Governmental Authority Condition to the Merger (as defined below) (solely in respect of any antitrust law) are satisfied or waived and (y) which date will automatically be extended to February 13, 2026 if as of 11:59 p.m. Eastern Time, November 13, 2025 (1) if an Offer Termination has not occurred, all of the Offer Conditions other than the Minimum Condition and the Governmental Authority Condition to the Offer (in the case of the Governmental Authority Condition, solely in respect of any antitrust law) are satisfied or waived or (2) if an Offer Termination has occurred, all of the Conditions to the Merger, other than the Governmental Authority Condition to the Offer (solely in respect of any antitrust law) has been satisfied or waived. However, a party may not so terminate the Merger Agreement if such party’s material breach of the Merger Agreement is the proximate cause of the consummation of the Merger (which we refer to as the “Closing”) not having occurred before the End Date.
Purchaser must (and Seagate must cause Purchaser to) promptly terminate and withdraw the Offer or permit the Offer to expire without accepting for payment, and without paying for, any Shares if Seagate delivers a Meeting Election (which we refer to as an “Offer Termination”). An Offer Termination following a valid Meeting Election in accordance with the terms of the Merger Agreement will not, in and of itself, give rise to a right of termination of the Merger Agreement. If the Merger Agreement is validly terminated pursuant to the Merger Agreement, Purchaser must (and Seagate must cause Purchaser to) promptly, irrevocably and unconditionally terminate the Offer and will not acquire any Shares pursuant thereto. Purchaser is not otherwise allowed to terminate the Offer prior to the scheduled Expiration Date other than with the prior written consent of Intevac in connection with the termination of the Merger Agreement.
Meeting Election. Seagate may, after consulting with and considering in good faith the views of Intevac, by providing written notice to Intevac (which we refer to as a “Meeting Election”), require Intevac to, as promptly as reasonably practicable (and in any event within fifteen (15) days) after a Meeting Election, prepare and file with the SEC a proxy statement in preliminary form related to the Intevac Stockholder Meeting (as defined below) (which we refer to, together with any amendments thereof or supplements thereto, as the “Merger Proxy Statement”). Intevac will give Seagate and its counsel reasonable opportunity to review and comment on the initial preliminary Merger Proxy Statement and all subsequent forms or versions of or amendments or supplements to the Merger Proxy Statement prior to the filing thereof with the SEC or dissemination to the holders of Shares and Intevac will give reasonable and good faith consideration to any timely comments thereon made by the other party or its counsel. Seagate and Purchaser will promptly supply to the Company in writing, for inclusion in the Merger Proxy Statement, all information concerning Seagate and Purchaser and their affiliates required under applicable legal requirements to be included in the Merger Proxy Statement as is reasonably requested by Intevac. Seagate, Purchaser and Intevac will cooperate in good faith to determine the information regarding each of them that is necessary to include in the Merger Proxy Statement in order to satisfy applicable legal requirements. Intevac agrees that the Merger Proxy Statement filed by Intevac with the SEC (x) will comply in all material respects with the Exchange Act and other applicable legal requirements and (y) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no covenant is made by Intevac with respect to information supplied by or on behalf of Seagate or Purchaser for inclusion or incorporation by reference in the Merger Proxy Statement. Each of Seagate, Purchaser and the Company agrees to respond promptly to any comments of the SEC or its staff and to promptly correct any information provided by it for use in the Merger Proxy Statement if and to the extent that such information has become false or misleading in any material respect, and Intevac further agrees to take all steps necessary to cause the Merger Proxy Statement as so corrected to be filed with the SEC and to be disseminated to holders of Shares, in each case as and to the extent required by applicable legal requirements.
In connection with the Merger Proxy Statement, Intevac will:
•
promptly notify Seagate of the receipt of, and promptly provide Seagate copies of, all comments from, and all correspondence with, the SEC or its staff with respect to the Merger Proxy Statement and will promptly notify Seagate of any request by the SEC or its staff for any amendment or supplement thereto or for additional information;

•
provide Seagate and its counsel with a reasonable opportunity to review and comment on any proposed correspondence between it and/or any of its representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Merger Proxy Statement and will give reasonable and good faith consideration to any timely comments thereon made by Seagate or its counsel; and

•
promptly provide Seagate with final copies of any correspondence sent by it and/or any of its representatives to the SEC or its staff with respect to the Merger Proxy Statement, and of any amendments or supplements to the Merger Proxy Statement.

The Merger Proxy Statement will include the Intevac Board Recommendation, unless the Intevac Board of Directors has made an Intevac Adverse Recommendation Change (as defined below) in accordance with Section 6.1 of the Merger Agreement. The Merger Proxy Statement will include the notice of the Intevac Stockholder Meeting and the notice and other information required by Section 262(d) of the DGCL.
Subject to applicable legal requirements, if Seagate delivers a Meeting Election as provided in the foregoing:
•
Intevac will, within four (4) business days of receipt of such Meeting Election, establish a record date consented to by Seagate (such consent not to be unreasonably withheld, conditioned or delayed), which date will be selected so as to permit the Merger Proxy Statement to be mailed, and a meeting of Intevac’s stockholders to be held, as soon as reasonably practicable after the filing of the Merger Proxy Statement, for the purpose of voting upon the adoption of the Merger Agreement (which we refer to, together with any adjournments or postponements thereof, as the “Intevac Stockholder Meeting”); and

•	as soon as reasonably practicable, mail to the holders of Shares as of the record date established for the Intevac Stockholder Meeting the definitive Merger Proxy Statement.
Intevac will duly call, convene and hold the Intevac Stockholder Meeting as soon as reasonably practicable (but in any event no more than twenty-five (25) business days) following the date the Merger Proxy Statement is mailed to Intevac’s stockholders and any adjournments or postponements of such meetings will require the prior written consent of Seagate other than to the extent necessary to allow reasonable additional time for the filing and/or mailing, and review by Intevac’s stockholders prior to the date of the Intevac Stockholder Meeting, of any supplemental or amended disclosure that the Intevac Board of Directors determines in good faith is required by applicable legal requirements or the rules and regulations of Nasdaq.
Notwithstanding the foregoing, Intevac may (without the consent of Seagate), and Seagate may require Intevac to, adjourn or postpone the Intevac Stockholder Meeting two (2) times (for a period of not more than ten (10) business days each but not past three (3) business days prior to the End Date), unless prior to such adjournment or postponement Intevac has received an aggregate number of proxies voting for the adoption of the Merger Agreement, which have not been withdrawn, such that the Stockholder Approval Condition to the Merger would be satisfied at such meeting if it were to be held without such postponement or adjournment. Once Intevac has established a record date for the Intevac Stockholder Meeting, Intevac will not change such record date or establish a different record date for the Intevac Stockholder Meeting without the prior written consent of Seagate, unless required to do so by applicable legal requirements. Unless the Intevac Board of Directors has made an Intevac Adverse Recommendation

Change in compliance with Section 6.1 of the Merger Agreement, Intevac will use reasonable best efforts to obtain the Intevac Stockholder Approval (as defined below), including to solicit proxies in favor of the adoption of the Merger Agreement. Unless the Merger Agreement is validly terminated in accordance with Section 8.1 of the Merger Agreement, Intevac will submit the Merger Agreement to its stockholders at the Intevac Stockholder Meeting even if the Intevac Board of Directors has made an Intevac Adverse Recommendation Change or proposed or announced any intention to do so. Intevac will, upon the reasonable request of Seagate, advise Seagate at least on a daily basis on each of the last seven (7) business days prior to the date of the Intevac Stockholder Meeting as to the aggregate tally of proxies received by Intevac with respect to the Intevac Stockholder Approval. Without the prior written consent of Seagate, the adoption of the Merger Agreement and customary matters for a meeting of this type (if applicable) will be the only matters that Intevac will propose to be acted on by the stockholders of Intevac at the Intevac Stockholder Meeting. The foregoing notwithstanding, Intevac will not set a record date, mail the Merger Proxy Statement with respect to, or convene the Intevac Stockholder Meeting unless Seagate has made a Meeting Election.
Board of Directors and Officers. Under the Merger Agreement, subject to applicable law, Seagate, Purchaser and Intevac have agreed that the directors of Purchaser immediately prior to the Effective Time will be the initial directors of the Surviving Corporation, and the officers of Purchaser immediately prior to the Effective Time will be the officers of the Surviving Corporation and, in each case, will hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.
The Merger Following the Offer Acceptance Time. The Merger Agreement provides that, if the Offer Acceptance Time occurs, following consummation of the Offer and subject to the terms and conditions of the Merger Agreement, and in accordance with the DGCL, Purchaser will be merged with and into Intevac, and, as a result of the Merger, the separate corporate existence of Purchaser will cease, and Intevac will continue as the Surviving Corporation. If the Offer Acceptance Time occurs, the Merger will be governed by Section 251(h) of the DGCL. The Merger will be consummated as soon as practicable following (but in any event on the same date as) the Offer Acceptance Time upon the terms and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement.
The certificate of incorporation of Intevac (the “Certificate of Incorporation”) will, by virtue of the Merger, be amended and restated in its entirety (in the form attached as Annex II to the Merger Agreement), and as so amended, will be the certificate of incorporation of the Surviving Corporation at the Effective Time. Also at the Effective Time, the bylaws of the Surviving Corporation will be amended and restated to conform to the bylaws of Purchaser as in effect immediately prior to the Effective Time, until thereafter changed or amended as provided therein or by applicable legal requirements, subject to Section 6.5(a) of the Merger Agreement (relating to indemnification of officers and directors), except that the certificate of incorporation of the Surviving Corporation will be amended so that the name of the Surviving Corporation will be “Intevac, Inc.”
The obligations of Intevac, Seagate and Purchaser to complete the Merger are subject to the satisfaction or waiver of each of the following conditions (which we refer to, together with the obligations of Seagate and Purchaser, on the one hand, and Intevac, on the other hand, to effect the Merger, as described below, as the “Conditions to the Merger”):
•
There is no judgment, temporary restraining order, preliminary or permanent injunction or other order issued by a governmental body of competent jurisdiction and remaining in effect preventing the consummation of the Merger and no legal requirement has been promulgated, entered, enforced, enacted, issued or deemed applicable to the Merger by any governmental body which, directly or indirectly, prohibits or makes illegal the consummation of the Merger (which we refer to as the “Governmental Authority Condition to the Merger”).

•	Purchaser (or Seagate on Purchaser’s behalf) has accepted for payment all of the Shares validly tendered pursuant to the Offer and not validly withdrawn.
The Merger if an Offer Termination Has Occurred. If an Offer Termination occurs, the Merger will be governed by Section 251(c) of the DGCL. In this case, the Merger will be consummated as soon as practicable (but in any event no more than three (3) business days) following the satisfaction or, to the extent permitted by applicable legal requirements, waiver of the last of the Conditions to the Merger. The Certificate of Incorporation of Intevac and the bylaws of the Surviving Corporation will be amended and restated as described above in Section 11 — “The Merger Agreement; Other Agreements — The Merger Following the Offer Acceptance Time.”

If an Offer Termination has occurred, the obligations of Intevac, Seagate and Purchaser to complete the Merger are subject to the satisfaction or waiver of each of the following conditions: the adoption of the Merger Agreement by holders of at least a majority of the outstanding Shares entitled to vote thereon (which we refer to as the “Intevac Stockholder Approval”) has been obtained (which we refer to as the “Stockholder Approval Condition to the Merger”) and the Governmental Authority Condition to the Merger.
If an Offer Termination has occurred, the obligations of Seagate and Purchaser to effect the Merger are further subject to the fulfillment (or waiver by Seagate and Purchaser, to the extent permissible under applicable legal requirements) of conditions similar to those applicable to the Offer (other than the Minimum Condition), including conditions relating to representations, warranties and covenants and conditions relating to a material adverse effect and the delivery of a certificate signed by the Chief Executive Officer and the Chief Financial Officer, as described in Section 15 — “Conditions to the Offer.”
If an Offer Termination has occurred, the obligations of Intevac to effect the Merger are further subject to the fulfillment (or waiver by Intevac, to the extent permissible under applicable legal requirements) on or prior to the Closing Date of the following conditions:
•
The representations and warranties of Seagate and Purchaser set forth in the Merger Agreement are true and correct in all material respects (disregarding for this purpose all “Parent Material Adverse Effect” and “materiality” qualifications contained in such representations and warranties) as of the date of the Merger Agreement and as of the Closing Date as if made on and as of the Closing Date (except in each case to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period); except where the failure of such representations and warranties to be so true and correct has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect (as defined below).

•	Seagate and Purchaser have performed and complied in all material respects with all covenants required by the Merger Agreement to be performed or complied with by them prior to the Closing Date.
•
Seagate has delivered to Intevac a certificate, dated the Closing Date and signed on behalf of Seagate by its Chief Executive Officer and Chief Financial Officer, certifying to the effect that the conditions set forth in Section 7.3(a) and Section 7.3(b) of the Merger Agreement have been satisfied.

Conversion of Capital Stock at the Effective Time. Shares outstanding immediately prior to the Effective Time (other than any Shares held by Intevac, Seagate or any of their respective direct or indirect wholly owned subsidiaries or by any person who is entitled to and properly demands statutory appraisal of his or her Shares) will be converted at the Effective Time into the right to receive the Merger Consideration.
Each issued and outstanding share of the common stock, $0.001 par value per share, of Purchaser prior to the Effective Time will be converted into one share of common stock of the Surviving Corporation.
Treatment of Equity Awards.
•	Stock Options. The Merger Agreement provides that, at the Effective Time:
•	each In-the-Money Option that is outstanding and unvested as of immediately prior to the Effective Time will vest in full;
•
each In-the-Money Option that is then outstanding will be cancelled and exchanged for an amount in cash equal to the product of (x) the total number of Shares subject to such In-the-Money Option immediately prior to the Effective Time multiplied by (y) the excess of the amount of the Offer Consideration over the applicable exercise price per Share of such In-the-Money Option; and

•	each Company Option that is not an In-the-Money Option and that is then outstanding and unexercised, whether or not vested, will be cancelled with no consideration payable in respect thereof.
•
Restricted Stock Units. At the Effective Time, each Company RSU that is then outstanding, whether or not vested, will be cancelled and the holder thereof will be entitled to an amount in cash equal to the product of (x) the total number of Shares subject to such Company RSU immediately prior to the Effective Time (without regard to vesting) multiplied by (y) the Offer Consideration.

•	Performance Based Restricted Stock Units. The Merger Agreement provides that:
•
immediately prior to the Effective Time, each Company PRSU granted during calendar year 2022 that is then outstanding will be cancelled and the holder thereof will be entitled to an amount in cash equal to the product of (i) twenty-five percent (25%) of the “Number of RSUs Subject to Award” listed in the applicable award agreement multiplied by (ii) the Offer Consideration;

•
immediately prior to the Effective Time, each Company PRSU granted during calendar year 2025 that is then outstanding will be cancelled and the holder thereof will be entitled to an amount in cash equal to the product of (i) the “Target PRSUs” listed in the applicable award agreement multiplied by (ii) the Offer Consideration; and

•	prior to the Effective Time, each outstanding and unvested Company PRSU granted during calendar year 2023 and calendar year 2024 will be cancelled with no consideration payable in respect thereof.
Treatment of Company ESPP. Until the Effective Time, the Company ESPP will continue to be operated in accordance with its terms for the current offering period, except that participants may not increase the amount of payroll deductions into the Company ESPP during the current offering period from those in effect as of the date of the Merger Agreement, and individuals who did not participate in the Company ESPP as of the date of the Merger Agreement may not commence participation in the Company ESPP. No new offering periods of the Company ESPP will commence following the execution of the Merger Agreement. The Company ESPP will terminate effective upon the Effective Time.
Representations and Warranties. In the Merger Agreement, Intevac has made representations and warranties to Seagate and Purchaser with respect to, among other things:
•	corporate matters, such as organization, organizational documents, standing, qualification, power and authority;
•	authority relative to the Merger Agreement;
•	state takeover statutes;
•	required consents and approvals and no violations of organizational documents or applicable law;
•	capitalization;
•	its subsidiaries, and its equity interests in them;
•	financial statements and SEC filings;
•	disclosure controls and internal controls over financial reporting;
•	information to be included in the Offer documents, the Schedule 14D-9 and/or the Merger Proxy Statement, if applicable, and other information required to be disseminated in connection with the Offer;
•	the absence of certain changes;
•	the absence of undisclosed liabilities;
•	compliance with laws and permits and regulatory matters;
•	litigation;
•	properties;
•	intellectual property;
•	tax matters;
•	employees and employee benefit plans, including ERISA and certain related matters;
•	labor and employment matters;
•	environmental matters;
•	material contracts;
•	insurance;

•	compliance with anti-corruption and anti-bribery laws;
•	brokers and certain fees; and
•	the opinion of financial advisors.
Some of the representations and warranties in the Merger Agreement made by Intevac are qualified as to “materiality” or “Material Adverse Effect” or by knowledge or the ability to consummate the transactions contemplated by the Merger Agreement. “Material Adverse Effect” means any event, occurrence, development, circumstance, change or effect (which we refer to as an “Effect”) which, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the business, assets, financial condition or results of operations of Intevac and its subsidiaries (we refer to each of Intevac and its subsidiaries as an “Acquired Corporation” and we refer to Intevac and its subsidiaries, collectively, as the “Acquired Corporations”), taken as a whole, excluding any effect to the extent resulting from:
(i)
any change in the market price or trading volume of Intevac’s stock or change in Intevac’s credit ratings (it being understood that the underlying causes of any such change may be considered in determining whether a Material Adverse Effect has occurred to the extent not otherwise excluded by another exception);

(ii)
any Effect resulting from the execution or announcement of the Merger Agreement, the identity of Seagate as the acquiror of Intevac or the consummation of the transactions contemplated by the Merger Agreement, including the impact of any of the foregoing on the relationships, contractual or otherwise, of the Acquired Corporations with employees, customers, investors, contractors, lenders, suppliers, vendors, partners, governmental bodies or other material business relations (subject to specified exceptions);

(iii)
any Effect generally affecting the industries in which the Acquired Corporations operate or in the economy generally or other general business, economic, political, financial or market conditions, including changes in interest or exchange rates or any general suspension of trading in securities;

(iv)	any Effect arising from any act of hostilities, terrorism, cyberterrorism or military actions, war (whether or not declared), sabotage, or any escalation or worsening of the foregoing;
(v)
national or international calamity, weather conditions, natural or man-made disaster or any other similar event or epidemic, pandemic (including COVID-19), plagues, other outbreaks of illness or public health events, or any escalation or worsening of any of the foregoing;

(vi)
the failure of Intevac to meet, or changes to, internal or analysts’ expectations, projections, forecasts or guidance, or internal or published financial predictions of revenue, earnings, cash flows or cash position or other financial performance measures (whether made by Intevac or third parties) (it being understood that the underlying causes of such failure may be considered in determining whether a Material Adverse Effect has occurred to the extent not otherwise excluded by another exception);

(vii)
any change after the date of the Merger Agreement in any legal requirement or United States generally accepted accounting principles (“GAAP”) (or the enforcement or interpretation of any of the foregoing by a governmental body);

(viii)	any action taken, or failure to take any action, by the Acquired Corporations that is expressly required or prohibited (as applicable) by the Merger Agreement (subject to specified exceptions); or
(ix)
any litigation related to the Offer, the Merger, any other transactions contemplated by or in connection with the Merger Agreement or the Support Agreements, or SEC filings or any demand or legal proceeding for appraisal of the fair value of any Shares pursuant to the DGCL in connection with the Merger Agreement, in each case brought by stockholders of Intevac;

except in the cases of the foregoing clauses (iii), (iv), (v) and (vii), such Effect may be taken into account in determining whether there is, or would reasonably be expected to be, a Material Adverse Effect to the extent such Effect has a disproportionate adverse effect on the business, results of operations, assets or financial condition of the Acquired Corporations, taken as a whole, as compared to other companies in the industries in which the Acquired Corporations operate.
In the Merger Agreement, Seagate and Purchaser have made representations and warranties to Intevac with respect to:
•	corporate matters, such as organization, standing, qualification, power and authority;

•	authority relative to the Merger Agreement;
•	required consents and approvals, and no violations of organizational documents, applicable laws or agreements;
•	accuracy of information supplied for purposes of the Offer documents, the Schedule 14D-9 and the Merger Proxy Statement, if applicable;
•	brokers and certain fees;
•	availability of funds;
•	litigation; and
•	share ownership.
Some of the representations and warranties in the Merger Agreement made by Seagate and Purchaser are qualified as to “materiality” or “Parent Material Adverse Effect.” “Parent Material Adverse Effect” means any Effect which, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the ability of Seagate or Purchaser to consummate the Offer (in the event there is not an Offer Termination) and the Merger on or before the End Date.
None of the representations and warranties of the parties to the Merger Agreement contained in the Merger Agreement or in any instrument delivered pursuant to the Merger Agreement survive the Effective Time.
Conduct of Business Pending the Merger. From the date of the Merger Agreement until the Effective Time, except as consented to in writing by Seagate (which consent will not be unreasonably withheld, conditioned or delayed), as expressly required under the Merger Agreement, as disclosed in the confidential disclosure letter delivered by Intevac to Seagate in connection with the Merger Agreement (the “Intevac Disclosure Letter”) or as required by applicable law, Intevac will, and will cause its subsidiaries to, use commercially reasonable efforts to (i) conduct its business in the ordinary course consistent with past practice in all material respects, (ii) preserve intact its assets (including technology) (other than assets of de minimis value in the aggregate), business organizations and relationships with third parties and keep available the services of its present officers and other employees and (iii) maintain satisfactory relationships with governmental bodies, customers, suppliers and other business partners having material business dealings with the Acquired Corporations and to maintain their rights and regulatory permits.
Intevac has further agreed that, from the date of the Merger Agreement until the Effective Time, except as consented to in writing by Seagate (which consent will not be unreasonably withheld, conditioned or delayed), as expressly required under the Merger Agreement, as disclosed in the Intevac Disclosure Letter, or as required by applicable law, Intevac will not, and will not permit its subsidiaries to, among other things and subject to specified exceptions (including specified ordinary course exceptions):
•
subject to certain exceptions (including the authorization and payment by Intevac of quarterly dividends at a quarterly rate not to exceed $0.05 per Share), (1) establish a record date for, declare, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock, or (2) repurchase, redeem or otherwise reacquire any of the Shares, or any rights, warrants or options to acquire any of the Shares;

•	split, combine, subdivide or reclassify any Shares or other equity interests;
•
sell, issue, grant, deliver, pledge, transfer, encumber or authorize the sale, issuance, grant, delivery, pledge, transfer or encumbrance of (A) any capital stock, equity interest or other security; (B) any option, call, warrant, restricted securities or right to acquire any capital stock, equity interest or other security; or (C) any instrument convertible into or exchangeable for any capital stock, equity interest or other security, subject to certain exceptions;

•
except as required by applicable legal requirements or under the terms of any employee plan in effect on the date of the Merger Agreement, (A) establish, adopt, enter into, terminate or amend any benefit plan or any collective bargaining agreement or other labor agreement, or amend or waive any of its rights under, or accelerate the payment or vesting of compensation or benefits under, any provision of any benefit plans; (B) grant any rights to severance, retention or change in control compensation to any current or former officer or other employee, or individual who is or was an independent contractor, service provider, consultant or director, of or to Intevac or its subsidiaries (each, a “Company Associate”); (C) grant or agree to grant any Company Associate any increase in compensation, bonuses or other benefits; (D) cause the funding of any rabbi trust or similar arrangement or take any action to fund or in any other way secure the payment of compensation or benefits; (E) grant, agree to grant, or pay any awards (whether in cash or equity) or accelerate the vesting of or lapsing of restrictions with respect to any compensation or benefits; (F) amend the terms of any Company Option, Company RSU or Company PRSU; (G) hire or promote any employee or other service provider of Intevac or its subsidiaries (or with respect to hiring, would become an employee or other service provider of Intevac); or (H) terminate other than for cause the employment of any employee or other service provider of Intevac or its subsidiaries;
•	amend or permit the adoption of any amendment to its certificate of incorporation or bylaws or other charter or organizational documents;
•	form any subsidiary, acquire any equity interest in any other entity or enter into any joint venture, partnership or similar arrangement;
•
except as otherwise set forth in Intevac’s operating budget disclosed in the Intevac Disclosure Letter, make or authorize any capital expenditure (except that the Acquired Corporations may make capital expenditures that do not exceed $100,000 individually or $250,000 in the aggregate);

•
acquire, lease, license, sublicense, pledge, sell or otherwise dispose of, divest or spin-off, abandon, waive, relinquish or permit to lapse (other than any patent expiring at the end of its statutory term and not capable of being extended), transfer or assign any Intevac intellectual property or material right or other material asset or property, subject to certain exceptions;

•	lend money or make capital contributions or advances to or make investments in, any person, or incur, assume or guarantee any indebtedness, subject to certain exceptions;
•
(A) amend, modify, waive or release any material rights under or terminate any Material Contract (as defined in the Merger Agreement), subject to certain exceptions or (B) enter into any contract that would constitute a Material Contract if it were in effect on the date of the Merger Agreement;

•
(A) adopt or change any material method of tax accounting or change any tax accounting period; (B) make (other than consistent with past practice), revoke or change any material tax election; (C) amend any material tax return; (D) enter into any “closing agreement” (within the meaning of Section 7121 of the Code); (E) request any material ruling from any governmental body with respect to taxes; (F) settle or compromise any material liability for taxes or any claim, audit or other proceeding relating to a material amount of taxes or surrender any right to claim a material refund of taxes; or (G) agree to a waiver or extension of the statute of limitations with respect to a material amount of taxes;

•
settle, release, waive or compromise any legal proceeding or other claim (or threatened legal proceeding or other claim), other than any settlement, release, waiver or compromise that (A) results solely in monetary obligations involving only the payment of monies by the Acquired Corporations of not more than $250,000 in the aggregate (excluding monetary obligations that are funded by an indemnity obligation to, or an insurance policy of, any Acquired Corporations); (B) does not involve the admission of wrongdoing by Intevac or its subsidiaries and does not involve any injunctive or equitable or other nonmonetary relief (other than immaterial and non-monetary relief incidental thereto) against any Acquired Corporation or any license, cross license or similar arrangement with respect to any intellectual property or products of any Acquired Corporation; and (C) provides for a complete release of the claims in dispute giving rise to such settlement, release, waiver or compromise, subject to certain exceptions;

•	adopt or implement any stockholder rights plan or similar arrangement;
•
make any material change in financial accounting policies, practices, principles, methods or procedures, other than as required by GAAP or Regulation S-X promulgated under the Exchange Act or other applicable rules and regulations of the SEC or applicable legal requirements;

•	fail to maintain in full force and effect the existing insurance policies of the Acquired Corporations or to renew or replace such insurance policies with comparable insurance policies;
•	adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of any of the Acquired Corporations;

•	fail to preserve and maintain any material Intevac intellectual property;
•	disclose to any third party other than pursuant to written agreement confidentiality obligations, or otherwise fail to preserve and maintain any material know-how; or
•	authorize any of, or agree or commit to take, any of the foregoing actions.
Access to Information. During the period from the date of the Merger Agreement until the earlier of the Effective Time and the termination of the Merger Agreement, upon reasonable advance notice to Intevac, the Acquired Corporations will, and will cause the respective representatives of the Acquired Corporations to, provide Seagate and Seagate’s representatives with reasonable access during normal business hours of Intevac to Intevac’s designated representatives and to properties, assets and to all existing books, records, documents and information relating to the Acquired Corporations, and promptly provide Seagate and Seagate’s representatives with all reasonably requested information regarding the business of the Acquired Corporations and such additional financial, operating and other data and information regarding the Acquired Corporations and its employees, as Seagate may reasonably request (it being understood that any such access will be conducted at Seagate’s expense, at a reasonable time, under the supervision of appropriate personnel of the Acquired Corporations and in such a manner as not to unreasonably interfere with the normal operation of the business of the Acquired Corporations).
Directors’ and Officers’ Indemnification and Insurance. The Merger Agreement provides for indemnification and insurance rights in favor of certain individuals. Specifically, Seagate and the Surviving Corporation have agreed that, for a period of six (6) years from the Effective Time, all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time, including with respect to the Merger Agreement and the transactions contemplated thereby, now existing in favor of the current or former directors or officers of any Acquired Corporation, including pursuant to the organizational documents of any Acquired Corporation, and any indemnification or other similar agreements of any Acquired Corporation set forth on the Intevac Disclosure Letter, will continue in full force and effect in accordance with their terms, and Seagate will cause the Surviving Corporation and the other Acquired Corporations to perform their obligations thereunder. All rights to indemnification, advancement of expenses and exculpation in respect of any claim asserted or made, and for which an indemnified person delivers a written notice to Seagate within such six (6)-year period asserting a claim for such protections, will continue until the final disposition of such claim.
Seagate has also agreed, for a period of six (6) years from the Effective Time, to cause the Surviving Corporation and the other Acquired Corporations to, and the Surviving Corporation agrees that it will, indemnify and hold harmless each indemnitee against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including with respect to matters existing or occurring at or prior to the Effective Time, including the Merger Agreement and the transactions and actions contemplated thereby), arising out of or pertaining to, or by reason of, the fact that the indemnitee is or was a director or officer of any Acquired Corporation or is or was serving at the request of any Acquired Corporation as a director or officer of another person, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable legal requirements. To the fullest extent permitted under applicable legal requirements, Seagate will cause the Surviving Corporation and the other Acquired Corporations to pay, in advance, all reasonable attorneys’ fees and expenses that may be incurred by the indemnified persons in connection with their enforcement of their rights (it being understood that such indemnified person provides an undertaking to repay such advances if it is ultimately determined by a final non-appealable adjudication that such indemnified person is not entitled to indemnification).
Seagate or Intevac must arrange to be bound at the Closing a six (6)-year prepaid “tail” directors’ and officers’, employment practices and fiduciary liability insurance policy or policies for the Acquired Corporations and their current and former directors and officers who are currently covered by the directors’ and officers’, employment practices and fiduciary liability insurance coverage currently maintained. In no event will the cost of any such tail policy or policies exceed three hundred percent (300%) of the aggregate annual premium for Intevac’s existing policy with respect to each such coverage (the “Maximum Amount”). Arranging for such insurance will not require Seagate to undertake any commitment prior to the Closing to pay any fees. If the aggregate premiums of any such tail insurance coverage exceeds the Maximum Amount, then Seagate or Intevac will obtain a policy or policies with the greatest coverage available for a cost not exceeding the Maximum Amount.

Reasonable Best Efforts. Intevac and Seagate will use their respective reasonable best efforts to cooperate with one another and to promptly take any and all actions, and to promptly do all steps necessary or advisable to avoid or eliminate each and every impediment under the antitrust laws that may be asserted by any governmental body, so as to enable the Closing to occur as promptly as reasonably practicable, but in no case later than the End Date, including (i) providing as promptly as practicable all information required or requested by any governmental body in its evaluation of the transactions contemplated by the Merger Agreement under any applicable antitrust law and (ii) contesting or defending any legal proceeding brought by any governmental body (including exhausting all avenues of appeal) challenging the Merger Agreement or challenging, hindering, impeding, interfering with, seeking to restrain, prohibiting, placing conditions on or delaying the consummation of the transactions contemplated by the Merger Agreement under any antitrust law, including seeking to have any stay, temporary restraining order or injunction entered by any court or other governmental body in connection with the foregoing vacated or reversed.
In order to resolve such objections that any governmental body may assert under applicable antitrust laws with respect to the transactions contemplated by the Merger Agreement and to satisfy the conditions to Closing no later than the End Date, Seagate has agreed to take, or cause to be taken, such actions as may be necessary or advisable, including (i) proposing, negotiating, committing to, effecting, agreeing to and executing by consent decree, settlement undertaking, stipulations or otherwise, the sale, divestiture, transfer, license, hold separate or disposition of any assets, businesses, divisions, operations, products or product lines of Intevac and its subsidiaries, (ii) terminating, transferring or creating relationships, contractual rights or other obligations of Intevac and its subsidiaries; and (iii) otherwise taking or committing to take any actions or agree to any undertakings that would limit Seagate’s freedom of action with respect to, or its ability to retain, or impose obligations on Seagate’s future operations with respect to, assets, businesses, divisions, operations, products or product lines of Intevac and its subsidiaries (each such action in the foregoing clauses (i), (ii), and (iii), a “Regulatory Remedy”); provided that Intevac and its subsidiaries will not be permitted to offer or agree to or effectuate any Regulatory Remedy without the prior written consent of Seagate; further provided that neither Seagate nor Intevac will be required to take or agree to take any Regulatory Remedy that is not conditioned on Closing.
Each party has agreed to (i) give the other parties prompt notice of the making or commencement of any request, inquiry, investigation, action or legal proceeding brought by a governmental body or brought by a third party before any governmental body, in each case, with respect to the transactions contemplated by the Merger Agreement under the antitrust laws, (ii) keep the other parties reasonably informed as to the status of any such request, inquiry, investigation, action or legal proceeding, (iii) promptly inform the other parties of any communication to or from any governmental body or third party in connection with any such request, inquiry, investigation, action or legal proceeding, (iv) promptly furnish to the other party, subject to an appropriate confidentiality agreement to limit disclosure to counsel and outside consultants, with copies of documents provided to or received from any governmental body in connection with any such request, inquiry, investigation, action or legal proceeding (other than documents, that contain valuation information (which can be redacted)), (v) subject to an appropriate confidentiality agreement to limit disclosure to counsel and outside consultants, and to the extent reasonably practicable, consult and cooperate with the other parties and consider in good faith the views of the other parties in connection with any communication, written or oral, to be made or submitted in connection with any such request, inquiry, investigation, action or legal proceeding, and (vi) except as may be prohibited by any governmental body or by any legal requirement, permit the other party or its authorized representatives to be present at each meeting or phone or video conference relating to such request, inquiry, investigation, action or legal proceeding.
Without limiting in any respect Seagate’s obligations regarding its efforts described above and subject to Seagate consulting with and considering in good faith the views and comments of Intevac, Seagate will have the right to (i) direct, devise and implement the strategy for obtaining any necessary approval of, for responding to any request from, inquiry or investigation by (including directing the timing, nature and substance of all such responses), and will have the right to lead all meetings and communications (including any negotiations) with, any governmental body that has authority to enforce any antitrust law and (ii) control the defense and settlement of any litigation, action, suit, investigation or proceeding brought by or before any governmental body.
Employee Matters. For a period of one (1) year following the Effective Time, Seagate will provide, or cause to be provided, to each employee of Intevac or its subsidiaries who is employed by Intevac or its subsidiaries as of immediately prior to the Effective Time and who continues to be actively employed by the Surviving Corporation (or any affiliate thereof) during such one-year period (each, a “Continuing Employee”) with:

•	a base salary or wage rate that is no less than that provided to such Continuing Employee by any Acquired Corporation immediately prior to the Effective Time;
•
target cash incentive compensation opportunities that are no less favorable than either (1) those provided to such Continuing Employee by any Acquired Corporation immediately prior to the Effective Time or (2) those provided by Seagate or its affiliates to similarly situated employees; and

•
employee benefits (excluding equity incentive compensation and employee stock purchase plans) that in the aggregate are no less favorable than either (1) those provided to such Continuing Employee by the Acquired Corporations immediately prior to the Effective Time or (2) those provided by Seagate or its affiliates to similarly situated employees.

To the extent that service is relevant for eligibility or vesting under any benefit plan of Seagate and/or the Surviving Corporation, then Seagate will ensure that such benefit plan will, for purposes of eligibility and vesting, but not for purposes of benefit accrual (except as may be applicable for severance and paid time off), credit Continuing Employees for service prior to the Effective Time with Intevac and its affiliates or their respective predecessors to the same extent that such service was recognized prior to the Effective Time under the corresponding benefit plan of Intevac. However, such service will not be recognized to the extent that such recognition would result in any duplication of benefits, and Seagate and its affiliates will not be required to provide credit for any purpose under any cash or equity incentive plan, defined benefit pension plan, post-retirement welfare plan or any plan under which similarly situated employees of Seagate and its affiliates do not receive credit for prior service or that is grandfathered or frozen.
Following the Effective Time, Seagate or its affiliates will use commercially reasonable efforts to (i) waive any preexisting condition limitations otherwise applicable to Continuing Employees and their eligible dependents under any plan of Seagate or its affiliates that provides health benefits in which Continuing Employees are eligible to participate following the Effective Time, other than any limitations that were in effect with respect to such employees immediately prior to the Effective Time under the corresponding benefit plan of the Acquired Corporations, (ii) honor any deductible, co-payment and out-of-pocket maximums incurred by the Continuing Employees and their eligible dependents under the health plans in which they participated immediately prior to transitioning into a plan of Seagate or its affiliates during the portion of the calendar year prior to such transition in satisfying any deductibles, co-payments or out-of-pocket maximums under health plans of Seagate or its affiliates, in each case, to the extent recognized for such purpose under an analogous benefit plan prior to the Effective Time, and (iii) waive any waiting period limitation or evidence of insurability requirement that would otherwise be applicable to a Continuing Employee and his or her eligible dependents on or after the Effective Time, in each case, to the extent such Continuing Employee or eligible dependent had satisfied any similar limitation or requirement under an analogous benefit plan of the Acquired Corporations prior to the Effective Time.
Unless otherwise requested by Seagate in writing not less than five (5) business days before the Closing Date, the Intevac Board of Directors (or the appropriate committee thereof) will adopt resolutions and take such corporate action as is necessary or appropriate to terminate Intevac’s 401(k) Plan, effective as of the day prior to the earlier to occur of the Closing Date or the date on which falls the Offer Acceptance Time. Following the Effective Time, Seagate will, to the extent permitted by Seagate’s 401(k) Plan, permit the Continuing Employees who are actively employed as of such time to make rollover contributions of “eligible rollover distributions” within the meaning of Section 401(a)(31) of the Code (excluding loans), in the form of cash.
No provision of the Merger Agreement is intended to, or will, constitute the establishment or adoption of or an amendment to any employee benefit plan for purposes of ERISA or otherwise, and no current or former employee or any other individual associated therewith will be regarded for any purpose as a third-party beneficiary of the Merger Agreement or have the right to enforce the provisions thereof. Nothing in the Merger Agreement will be construed to create a right in any Person to employment with Seagate, the Surviving Corporation or any other affiliate of the Surviving Corporation or to any compensation or benefits and the employment of each Continuing Employee will be “at will” employment.
Acquisition Proposals. The Acquired Corporations have agreed to, and to cause their representatives to, immediately cease any solicitation, knowing encouragement, discussions or negotiations with any persons that may be ongoing with respect to an Acquisition Proposal (as defined below) as of the date of the Merger Agreement. As promptly as reasonably practicable (and in any event within two (2) business days) following the date of the Merger Agreement, Intevac will request the prompt return or destruction (to the extent provided for by the applicable confidentiality agreement) of all nonpublic information previously furnished to any person (other than Seagate) that has, within the two (2)-year period prior to the date of the Merger Agreement, made or indicated an intention to make an Acquisition Proposal and Intevac will, within one (1) business day following the date of the Merger Agreement, terminate access by any third party who has made or would reasonably be expected to make an Acquisition Proposal (other than Seagate and its representatives) to any data room containing any confidential information.
In addition, except as otherwise expressly permitted below, the Acquired Corporations will not, and will cause their representatives not to, directly or indirectly:
•	continue any solicitation, knowing encouragement, discussions or negotiations with any persons that may be ongoing with respect to an Acquisition Proposal as of the date of the Merger Agreement;
•
solicit, initiate or facilitate or knowingly encourage (including by way of furnishing nonpublic information) any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal;

•
engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other person any nonpublic information in connection with, or for the purpose of soliciting or knowingly encouraging or facilitating, an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal;

•
enter into any letter of intent, acquisition agreement, agreement in principle or similar agreement with respect to an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal;

•
take any action to exempt any person (other than Seagate and its subsidiaries) from the restrictions on “business combinations” or any similar provision contained in applicable takeover laws or Intevac’s organizational and other governing documents;

•
waive or release any person from, forebear in the enforcement of, or amend any standstill agreement or any standstill provisions of any other contract, unless (1) the Intevac Board of Directors determines in good faith, after consultation with Intevac’s outside legal counsel, that the failure to do so would be inconsistent with the fiduciary duties of the Intevac Board of Directors to Intevac’s stockholders under applicable legal requirements, in which event the Acquired Corporations may take the actions described in this clause solely to the extent necessary to permit a third party to make, on a confidential basis to the Intevac Board of Directors, an Acquisition Proposal, conditioned upon such third party agreeing that Intevac will not be prohibited from providing any information to Seagate (including regarding any such Acquisition Proposal) in accordance with, and otherwise complying with Section 5.3 of the Merger Agreement and (2) Intevac complies with the obligations set forth in Section 5.3(d) of the Merger Agreement; or

•	resolve or agree to do any of the foregoing.
Notwithstanding the foregoing, if Intevac receives an unsolicited bona fide written Acquisition Proposal from any person or group, which Acquisition Proposal was made or renewed on or after the date of the Merger Agreement and did not result from or arise out of a breach of Intevac’s non-solicitation obligations under the Merger Agreement, if the Intevac Board of Directors determines in good faith, (1) after consultation with Intevac’s financial advisors and outside legal counsel, that such Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Offer (as defined below) and (2) after consultation with Intevac’s outside legal counsel, that the failure to take the actions described below would be inconsistent with the fiduciary duties of the Intevac Board of Directors to Intevac’s stockholders under applicable legal requirements, then Intevac and its representatives may:
•
furnish, pursuant to an acceptable confidentiality agreement, information (including nonpublic information) with respect to the Acquired Corporations to the person or group who has made such Acquisition Proposal and their representatives; and

•	engage in or otherwise participate in discussions or negotiations with the person or group making such Acquisition Proposal;

provided that Intevac will substantially concurrently provide to Seagate any information concerning the Acquired Corporations that is provided to any person to the extent access to such information was not previously provided to Seagate or its representatives. Intevac will promptly (and in any event within twenty-four (24) hours of the execution thereof) provide Seagate with an accurate and complete copy of any acceptable confidentiality agreement entered into as contemplated by the foregoing.
Intevac will (i) promptly (and in any event within twenty-four (24) hours) notify Seagate if it receives any requests, inquiries, proposals or offers with respect to, or that could reasonably be expected to lead to, an Acquisition Proposal, or any initial request for nonpublic information concerning Intevac from any person or group who has made or could reasonably be expected to make an Acquisition Proposal and provide to Seagate unredacted copies of any written requests, inquiries, proposals or offers or other materials, including proposed agreements and summaries of the terms and conditions of any oral requests, inquiries, proposals or offers, the name of any such person or group and a summary of any material unwritten terms and conditions thereof, and the nature of any information requested, (ii) keep Seagate reasonably informed of any material developments, discussions or negotiations regarding any Acquisition Proposal or any requests, inquiries, proposals or offers (including by furnishing copies of any further amendments thereto) on a prompt basis (and in any event within twenty-four (24) hours of such material development, discussion or negotiation) and (iii) upon the request of Seagate, reasonably inform Seagate of the status of such Acquisition Proposal.
For the purposes of the foregoing covenants and those contained under Section 11 — “The Merger Agreement; Other Agreements — Changes of Board Recommendation or other Adverse Actions” below and for the purposes of the Support Agreements, please note the following definitions:
•
“Acquisition Proposal” means any proposal or offer from any person (other than Seagate and its affiliates) or “group,” within the meaning of Section 13(d) of the Exchange Act, including any amendment or modification to any such proposal or offer, relating to, in a single transaction or series of related transactions, any (A) acquisition, lease, exchange, transfer or other disposition of exclusive license of assets (including equity interests of any subsidiary) of any of the Acquired Corporations, with a fair market value equal to fifteen percent (15%) or more of Intevac’s consolidated assets or to which fifteen percent (15%) or more of Intevac’s revenues or earnings on a consolidated basis are attributable, (B) issuance or acquisition of fifteen percent (15%) or more of the outstanding Shares or other voting or equity securities of Intevac, (C) recapitalization, tender offer or exchange offer that if consummated would result in any person or group beneficially owning fifteen percent (15%) or more of the outstanding Shares, or (D) merger, consolidation, amalgamation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Acquired Corporations that if consummated would result in any Person or group beneficially owning fifteen percent (15%) or more of the outstanding Shares or other voting or equity securities of Intevac, in each case other than the transactions contemplated by the Merger Agreement.

•
“Intervening Event” means any event, fact, circumstance, development or occurrence that is material to Intevac and its subsidiaries (taken as a whole) that was not known or reasonably foreseeable to the Intevac Board of Directors (or, if known, the material consequences of which were not known or reasonably foreseeable by the Intevac Board of Directors) as of or prior to the date of the Merger Agreement and does not relate to or involve (A) the receipt, existence or terms of an Acquisition Proposal or any matter relating thereto or consequence thereof; (B) changes in the market price or trading volume of the Shares, or any other securities of Intevac or any change in credit rating or the fact that Intevac meets or exceeds (or that Seagate fails to meet or exceed) internal or published estimates, projections, forecasts or predictions for any period; (C) changes in general economic, political or financial conditions or markets (including changes in interest rates, exchange rates, stock, bond or debt prices); or (D) changes in GAAP, other applicable accounting rules or legal requirements or, in any such case, changes in the interpretation thereof.

•
“Superior Offer” means a bona fide written Acquisition Proposal that the Intevac Board of Directors determines in good faith after consultation with Intevac’s financial advisors and outside legal counsel, is reasonably likely to be consummated in accordance with its terms, and, taking into account all legal, regulatory, timing, and financing aspects (including certainty of closing) of the proposal and the person making the proposal and other aspects of the Acquisition Proposal that the Intevac Board of Directors deems relevant, is more favorable to Intevac’s stockholders (solely in their capacity as such) from a financial point of view than the transactions contemplated by the Merger Agreement (including after giving effect to written proposals, if any, made by Seagate pursuant to the terms of the Merger Agreement); provided that for purposes of the definition of “Superior Offer,” the references to “15%” in the definition of “Acquisition Proposal” will be deemed to be references to “75%.”
Nothing in the Merger Agreement will prohibit Intevac or the Intevac Board of Directors from taking and disclosing to the stockholders of Intevac a position contemplated by Rule 14e-2(a), Rule 14d-9, or Item 1012(a) of Regulation M-A promulgated under the Exchange Act.
Changes of Board Recommendation or other Adverse Actions. Except as described below, during the pre-Closing period, neither the Intevac Board of Directors nor any committee thereof may:
•
withdraw or withhold (or modify or qualify in a manner adverse to Seagate or Purchaser), or publicly propose to withdraw or withhold (or modify or qualify in a manner adverse to Seagate or Purchaser), the Intevac Board Recommendation;

•	fail to include the Intevac Board Recommendation in the Schedule 14D-9 or the Merger Proxy Statement, as applicable;
•
adopt, approve, recommend or declare advisable, or resolve, agree or publicly propose to adopt, approve, recommend or declare advisable, any Acquisition Proposal (we refer to any action described in this and the immediately prior two bullet points as an “Intevac Adverse Recommendation Change”); or

•
adopt, approve, recommend or declare advisable, or propose to approve, recommend or declare advisable, or allow Intevac to execute or enter into any contract with respect to, or that would reasonably be expected to lead to, any Acquisition Proposal, or that requires, or is reasonably expected to cause, Intevac to abandon, terminate, delay or fail to consummate, or that would otherwise materially impede, interfere with or be inconsistent with, the transactions contemplated by the Merger Agreement (other than, in each case, an acceptable confidentiality agreement).

If any Acquired Corporation has received a bona fide written Acquisition Proposal that was made or renewed on or after the date of the Merger Agreement and did not result from or arise out of a breach of the Merger Agreement from any person that has not been withdrawn and after consultation with Intevac’s financial advisors and outside legal counsel, the Intevac Board of Directors has determined, in good faith, that such Acquisition Proposal is a Superior Offer:
•	the Intevac Board of Directors may make an Intevac Adverse Recommendation Change; or
•
Intevac may terminate the Merger Agreement pursuant to its terms to enter into a Specified Agreement (as defined below) with respect to such Superior Offer (provided such Acquisition Proposal did not result from or arise out of a breach of Intevac’s obligations under the Merger Agreement);

provided, that each of the foregoing actions may only be taken if:
•
the Intevac Board of Directors determines in good faith, after consultation with Intevac’s outside legal counsel, that the failure to do so would be inconsistent with the fiduciary duties of the Intevac Board of Directors to Intevac’s stockholders under applicable legal requirements;

•
Intevac has given Seagate prior written notice of its intention to consider making an Intevac Adverse Recommendation Change or terminate the Merger Agreement at least five (5) business days prior to making any such Intevac Adverse Recommendation Change or termination (which we refer to as a “Determination Notice”) and, to the extent desired by Seagate, during such five (5) business day period will have negotiated in good faith with respect to any revisions to the terms of the Merger Agreement or another proposal to the extent proposed by Seagate so that such Acquisition Proposal would cease to constitute a Superior Offer; and

•
(1) Intevac has provided Seagate information with respect to such Acquisition Proposal in accordance with the terms of the Merger Agreement, (2) Intevac has given Seagate the five (5) business day period after the Determination Notice to propose revisions to the terms of the Merger Agreement or make another proposal so that such Acquisition Proposal would cease to constitute a Superior Offer, and (3) after giving effect to any written proposals and any revised terms made by Seagate in writing during such period, if any, after consultation with Intevac’s financial advisors and outside legal counsel, the Intevac Board of Directors has determined, in good faith, that such Acquisition Proposal is a Superior Offer and, after consultation with

Intevac’s outside legal counsel, that the failure to make the Intevac Adverse Recommendation Change or terminate the Merger Agreement would be inconsistent with the fiduciary duties of the Intevac Board of Directors to Intevac’s stockholders under applicable legal requirements.
The provisions of the foregoing bulleted points will also apply to any change to any of the financial terms (including the form, amount and timing of payment of consideration) or any other material amendment or modification to any Acquisition Proposal, except that for purposes of the foregoing the references to five (5) business days will be deemed to be three (3) business days.
Other than in connection with an Acquisition Proposal, the Intevac Board of Directors may make an Intevac Adverse Recommendation Change in response to an Intervening Event if:
•
the Intevac Board of Directors determines in good faith, after consultation with Intevac’s outside legal counsel, that the failure to do so would be inconsistent with the fiduciary duties of the Intevac Board of Directors to Intevac’s stockholders under applicable legal requirements;

•
Intevac has given Seagate a Determination Notice at least five (5) business days prior to making any such Intevac Adverse Recommendation Change and, to the extent desired by Seagate, during such five (5)-business day period, has negotiated in good faith with respect to any revisions to the terms of the Merger Agreement or another proposal to the extent proposed by Seagate so that an Intevac Adverse Recommendation Change would no longer be necessary; and

•
(1) Intevac has specified in reasonable detail the facts and circumstances underlying the Intervening Event, (2) Intevac has given Seagate the five (5)-business day period after the Determination Notice to propose revisions to the terms of the Merger Agreement or make another proposal so that an Intevac Adverse Recommendation Change would no longer be necessary, and (3) after giving effect to the written proposals made by Seagate during such period, if any, after consultation with outside legal counsel, the Intevac Board of Directors has determined, in good faith, that the failure to make the Intevac Adverse Recommendation Change in response to such Intervening Event would be inconsistent with the fiduciary duties of the Intevac Board of Directors to Intevac’s stockholders under applicable legal requirements.

The provisions of the foregoing bulleted points will also apply to any material change to the facts and circumstances relating to such Intervening Event, except that in such case the references to five (5) business days will be deemed to be three (3) business days.
Termination. The Merger Agreement may be terminated, and the Merger contemplated thereby may be abandoned, at any time prior to the Effective Time (if applicable, whether before or after the Intevac Stockholder Approval has been obtained (unless otherwise provided below)) as follows:
•	by mutual written consent of Seagate and Intevac (or if an Offer Termination has occurred, prior to the Closing);
•
by either Seagate or Intevac, at any time prior to the Offer Acceptance Time (or if an Offer Termination has occurred, prior to the Closing), if the Closing has not occurred in accordance with the terms of the Merger Agreement by the End Date; provided, however, that (i) the End Date may be extended as described in Section 11 — “The Merger Agreement; Other Agreements — The Offer” and (ii) this termination right will not be available to any party whose material breach of the Merger Agreement has been a proximate cause of the Closing not having occurred on or before the End Date (we refer to such termination right as an “End Date Termination”);

•
if an Offer Termination has occurred, by either Seagate or Intevac if the Intevac Stockholder Approval has not been obtained at the Intevac Stockholder Meeting duly convened and held or any adjournment or postponement thereof permitted by the Merger Agreement;

•
if an Offer Termination has not occurred, by either Seagate or Intevac if the Offer (as it may have been extended pursuant to the Merger Agreement) expires or is terminated or withdrawn without all of the Offer Conditions having been satisfied, subject to certain exceptions; provided that this right to terminate will not be available to any party whose material breach of the Merger Agreement has been a proximate cause of the non-satisfaction of the Offer Condition that resulted in such expiration, termination or withdrawal;

•
by either Intevac or Seagate if a governmental body of competent jurisdiction has issued an order, decree or ruling, or has taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of Shares pursuant to the Offer or the Merger or making the consummation of the Offer or the Merger illegal, which order, decree, ruling or other action will be final and nonappealable; provided, however, that this termination right will not be available to any party whose material breach of the Merger Agreement has been a proximate cause of the issuance of such final and nonappealable order, decree, ruling or other action or to any party that has failed to use its reasonable best efforts as required under the Merger Agreement to remove such order, decree, ruling or other action (we refer to such termination right as a “Governmental-Related Termination”);

•	by Seagate:
•
if prior to the Offer Acceptance Time or the adoption of the Merger Agreement by holders of at least a majority of the outstanding Shares entitled to vote thereon (whichever is first to occur, the “Cut-off Time”), the Intevac Board of Directors has failed to include the Intevac Board Recommendation in the Schedule 14D-9 or the Merger Proxy Statement when mailed, or has effected an Intevac Adverse Recommendation Change;

•
if prior to the Cut-off Time, the Intevac Board of Directors fails to publicly reaffirm the Intevac Board Recommendation (A) within five (5) business days after Seagate so requests in writing if any Acquisition Proposal (other than a tender offer or exchange offer) has been publicly announced and not publicly and irrevocably withdrawn or has not been publicly announced but has been received by Intevac and not irrevocably withdrawn (provided that, Seagate may make such request pursuant to this clause (A) no more than once with respect to any Acquisition Proposal (but provided, further, that each time a Determination Notice is delivered, Seagate will be entitled to make a new such request)) or (B) within ten (10) business days after Seagate so requests (or, if earlier, within five (5) business days prior to the Intevac Stockholder Meeting), if no Acquisition Proposal has been publicly announced or has been received by Intevac (provided that Seagate may only make such request pursuant to this clause (B) once every thirty (30) days);

•
if prior to the Cut-off Time, in the case of a tender offer or exchange offer subject to Regulation 14D under the Exchange Act, other than the Offer, the Intevac Board of Directors (A) states that it recommends such tender or exchange offer or expresses no opinion or is unable to take a position (other than a “stop, look and listen” communication pursuant to Rule 14d-9(f) promulgated under the Exchange Act) with respect to such tender or exchange offer or (B) fails to recommend rejection of such tender offer or exchange offer and reaffirm the Intevac Board Recommendation in a solicitation/recommendation statement on Schedule 14D-9 within ten (10) business days of the commencement of such tender offer or exchange offer within the meaning of Rule 14d-2 under the Exchange Act (or, if earlier, by the later of five (5) business days prior to the Intevac Stockholder Meeting and two (2) business days after Seagate’s request in writing) (this termination right, together with the termination right described in the prior two bullets, we refer to as a “Failure to Recommend Termination”); or

•
if, prior to the Offer Acceptance Time (or, if an Offer Termination has occurred, the Closing Date), Intevac breaches any of its representations or warranties or fails to perform or comply with any of its covenants contained in the Merger Agreement, which breach or failure to perform or comply (i) would give rise to (A) the failure of certain Offer Conditions (if an Offer Termination has not occurred) or (B) the failure of certain Conditions to the Merger (if an Offer Termination has occurred), as applicable, and (ii) cannot be or has not been cured by the End Date, or if capable of being cured in such time period, is not cured by Intevac within thirty (30) days of the date Seagate gives Intevac written notice of such breach or failure to perform or comply; provided that Seagate and Purchaser are not then in material breach of its or their obligations under the Merger Agreement;

•	by Intevac:
•
prior to the Cut-off Time, to accept a Superior Offer, and substantially concurrently enter into a binding written definitive acquisition agreement providing for the consummation of a transaction which the Intevac Board of Directors has determined, in good faith, constitutes a Superior Offer (which we refer to as a “Specified Agreement”); provided that the Acquired Corporations have complied in all material respects with their obligations under the Merger Agreement in relation to the Superior Offer and Intevac has paid, or caused to be paid, to Seagate the Termination Fee (as defined below) (we refer to such termination right as a “Superior Offer Termination”);
•
if, prior to the Offer Acceptance Time (or, if an Offer Termination has occurred, the Closing Date), Seagate or Purchaser breach any of their representations or warranties or fail to perform or comply with any of their covenants contained in the Merger Agreement, which breach or failure to perform or comply (i) would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect (if an Offer Termination has not occurred) or give rise to the failure of certain Offer Conditions (if an Offer Termination has not occurred) or (B) the failure of certain Conditions to the Merger (if an Offer Termination has occurred), as applicable, and (ii) cannot be or has not been cured by the End Date or, if curable in such time period, is not cured by Seagate or Purchaser within thirty (30) days of the date Intevac gives Seagate or Purchaser written notice of such breach or failure to perform or comply; provided that Intevac is not then in material breach of its obligations under the Merger Agreement (we refer to such termination right as a “Parent Breach Termination”); or

•
if Purchaser has failed to commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer within fifteen (15) business days after the date of the Merger Agreement without the prior written consent of Intevac or, except if an Offer Termination has occurred, if Purchaser has failed to accept for payment all Shares validly tendered (and not validly withdrawn) pursuant to the Offer by the Offer Acceptance Time.

Effect of Termination. If the Merger Agreement is validly terminated, the Merger Agreement will be of no further force or effect and there will be no liability on the part of Seagate, Purchaser or Intevac or any of their respective former, current or future officers, directors, partners, stockholders, managers, members or affiliates following any such termination, except that (i) certain specified provisions of the Merger Agreement will survive, including those described in “— Intevac Termination Fee” below, (ii) the Confidentiality Agreement will survive the termination of the Merger Agreement and will remain in full force and effect in accordance with its terms and (iii) the termination of the Merger Agreement will not relieve any party from any liability for fraud or willful breach of the Merger Agreement prior to termination. In the event Seagate or Intevac validly terminate the Merger Agreement pursuant to a Governmental-Related Termination (solely arising from a legal proceeding commenced by any governmental body in respect of any antitrust law) or Intevac terminates pursuant to a Parent Breach Termination, Seagate will use commercially reasonable efforts to continue its business with Intevac, as in effect on the date of the Merger Agreement, in the ordinary course for one (1) year following the date on which the Merger Agreement is terminated.
Intevac Termination Fee. Intevac has agreed to pay Seagate a termination fee of $4,300,000 (which we refer to as the “Termination Fee”) if:
•	Intevac terminates the Merger Agreement pursuant to a Superior Offer Termination;
•
Seagate terminates the Merger Agreement pursuant to a Failure to Recommend Termination (or at the time the Merger Agreement is terminated, Seagate had the right to terminate the Merger Agreement for such reason); or

•
(i) the Merger Agreement is terminated by either Seagate or Intevac pursuant to an End Date Termination (provided that with respect to any such termination by Intevac, the right to terminate the Merger Agreement pursuant to an End Date Termination is then available to Seagate), or if the Intevac Stockholder Approval has not been obtained at the Intevac Stockholder Meeting (if an Offer Termination has occurred) or the Merger Agreement is terminated by Seagate as a result of certain specified breaches of the Merger Agreement by Intevac, (ii) any Person has publicly disclosed a bona fide Acquisition Proposal, or any Acquisition Proposal has been communicated to the Intevac Board of Directors, in each case, after the date of the Merger Agreement and prior to such termination and such Acquisition Proposal has not been irrevocably withdrawn without qualification at least two (2) business days prior to the event giving rise to the right of such termination and, (iii) within twelve (12) months of such termination, Intevac has entered into a definitive agreement with respect to, or consummated, an Acquisition Proposal; provided that for purposes of this clause (iii) the references to “15%” in the definition of “Acquisition Proposal” will be deemed to be references to “50%.”

Specific Performance. The parties have agreed that irreparable damage would occur in the event that the parties do not perform their obligations under the provisions of the Merger Agreement in accordance with its specified terms or otherwise breach such provisions. The parties have further agreed that the parties will be entitled to an injunction or injunctions, specific performance, or other equitable relief, to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement in addition to any other remedy to which they are entitled under the Merger Agreement.
Expenses. Except as otherwise provided therein, each party will bear its own expenses in connection with the Merger Agreement and the transactions contemplated thereby.
Offer Conditions. The Offer Conditions are described in Section 15 — “Conditions to the Offer.”
Support Agreements
In connection with entering into the Merger Agreement, Seagate and Purchaser entered into Tender and Support Agreements (as they may be amended from time to time, the “Support Agreements”), dated as of February 13, 2025 with each of (i) Bleichroeder LP and Bleichroeder Holdings LLC, (ii) Palogic Value Management, L.P., Palogic Value Fund, L.P., Palogic Capital Management, LLC and Ryan L. Vardeman and (iii) Nigel D. Hunton (each, a “Supporting Stockholder” and, collectively, the “Supporting Stockholders”), which together own approximately 23.5% of the outstanding Shares as of February 27, 2025 (not including an additional 10,300 Company Options, 277,895 Company RSUs and 1,452,250 Company PRSUs (at maximum performance) that are subject to the Support Agreements). Seagate and Purchaser expressly disclaim beneficial ownership of all Shares covered by the Support Agreements.
Pursuant to and subject to the terms and conditions of the Support Agreements, each Supporting Stockholder has agreed to tender in the Offer all Shares beneficially owned by such Supporting Stockholder. In addition, each Supporting Stockholder has agreed that, during the time the Support Agreements are in effect, at any meeting of stockholders, or any adjournment or postponement thereof, such Supporting Stockholder will be present (in person or by proxy) and vote (or cause to be voted), or deliver (or cause to be delivered) a written consent with respect to, all of its Shares:
•	in favor of the adoption of the Merger Agreement and the approval of the Merger and the other transactions contemplated by or in connection with the Merger Agreement and the Support Agreements;
•	in favor of any other matters necessary or presented or proposed for the transactions to be timely consummated;
•
in favor of any proposal to adjourn or postpone the Intevac Stockholder Meeting or such other meeting of Intevac’s stockholders to a later date if there are not sufficient votes to adopt the Merger Agreement;

•
against any action, agreement or transaction that would reasonably be expected to (a) result in a breach of any covenant, representation or warranty or any other obligation or agreement of Intevac contained in the Merger Agreement, or of any Supporting Stockholder contained in the Support Agreement, or (b) result in any of the Offer Conditions or conditions to the Merger set forth in the Merger Agreement not being timely satisfied;

•
against any change in the Intevac Board of Directors (unless such proposed change in the Intevac Board of Directors was proposed by the Intevac Board of Directors and is not in connection with or in support of any actual or potential Acquisition Proposal); and

•
against any Acquisition Proposal and against any other action, agreement or transaction involving Intevac that is intended, or would reasonably be expected, to materially impede, interfere with, delay, postpone, adversely affect or prevent the consummation of the Offer or the Merger or the other transactions contemplated by the Merger Agreement and the Support Agreements.

The Supporting Stockholders further agreed to certain restrictions with respect to their Shares, including restrictions on transfer, and agreed to comply with specified non-solicitation provisions with respect to Sections 5.3 and 6.1 of the Merger Agreement.
The Support Agreements will each terminate with respect to a particular Supporting Stockholder upon the first to occur of (a) the valid termination of the Merger Agreement in accordance with its terms, (b) the Effective Time,

(c) any amendment to the Merger Agreement or the Offer that is effected without such Supporting Stockholder’s written consent that decreases the amount, or changes the form of consideration payable to all stockholders of Intevac pursuant to the terms of the Merger Agreement and (d) the mutual written consent of Seagate and such Supporting Stockholder.
The foregoing description of the Support Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Support Agreement, which is filed as Exhibit (d)(2) of the Schedule TO of which this Offer to Purchase forms a part.
Non-Binding Term Sheet
Prior to signing the Merger Agreement, Intevac and Seagate entered into a Non-Binding Term Sheet, dated January 29, 2025 (which we refer to as the “Term Sheet”), in connection with discussions regarding a possible transaction between Intevac and Seagate. The Term Sheet contained a summary of the non-binding terms of the Merger Agreement as agreed at that time whereby Seagate would acquire all the outstanding equity of Intevac.
The foregoing description of the Term Sheet does not purport to be complete and is qualified in its entirety by reference to the full text of the Term Sheet, which is filed as Exhibit (d)(3) of the Schedule TO of which this Offer to Purchase forms a part.
Confidentiality Agreement
Prior to signing the Merger Agreement, Intevac and Seagate entered into a customary letter agreement, dated January 3, 2025 (which we refer to as the “Confidentiality Agreement”). The Confidentiality Agreement includes customary non-disclosure provisions that require Seagate to keep confidential certain information relating to Intevac and require each party to keep confidential the existence and content of any discussions in connection with the potential transaction, for a period of two (2) years from the date of the Confidentiality Agreement. The Confidentiality Agreement also includes a customary standstill provision that prohibits Seagate, for a period of one (1) year from the date of the Confidentiality Agreement, from offering to acquire or acquiring Intevac, and from taking certain other actions, including soliciting proxies, without the prior written consent of Intevac. The Confidentiality Agreement provides for the termination of the standstill provision on customary terms and also allows Seagate to make confidential acquisition proposals to the Intevac Board of Directors, Intevac’s senior management or Intevac’s external financial advisor at any time. The Confidentiality Agreement contains a mutual non-solicitation provision prohibiting each party, for a period of one (1) year from the date of the Confidentiality Agreement, from, directly or indirectly, soliciting the employment of any (i) employee of the other party of which such first party first became aware in connection with the potential transaction or who participated in any discussions with, or presentations to, such first party or (ii) employee with the title of vice president or more senior of the other party, subject to certain exceptions.
The foregoing description of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Confidentiality Agreement, which is filed as Exhibit (d)(4) of the Schedule TO of which this Offer to Purchase forms a part.
12. Purpose of the Offer; Plans for Intevac.
Purpose of the Offer. The purpose of the Offer is for Seagate, through Purchaser, to acquire control of, and the entire equity interest in, Intevac. The Offer, as the first step in the acquisition of Intevac, is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is successful, Purchaser intends to consummate the Merger as soon as practicable following (but in any event on the same date as) the Offer Acceptance Time, subject to the satisfaction or waiver of the other conditions set forth in the Merger Agreement.
If you sell your Shares in the Offer, you will cease to have any equity interest in Intevac or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Merger is consummated, you will also no longer have an equity interest in Intevac. Similarly, after selling your Shares in the Offer or the subsequent Merger, you will not bear the risk of any decrease in the value of Intevac.
Merger Without a Stockholder Vote. If an Offer Termination does not occur and the Offer is consummated, we will not seek a vote of the remaining public stockholders of Intevac before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation (the shares of which are listed on a national securities exchange or held of record by more than 2,000 holders), and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the vote of the other stockholders of the target corporation. Accordingly, if we consummate the Offer, we will effect the closing of the Merger without a vote of the stockholders of Intevac in accordance with Section 251(h) of the DGCL.
However, if an Offer Termination occurs, the Merger will be governed by Section 251(c) of the DGCL, upon the terms and subject to the conditions set forth in the Merger Agreement. If Seagate delivers a Meeting Election, Purchaser will (and Seagate will cause Purchaser to) promptly terminate and withdraw the Offer or permit the Offer to expire without accepting for payment, and without paying for, any Shares pursuant to the Offer, and Intevac will prepare, file and mail the Merger Proxy Statement to the Intevac stockholders related to the Intevac Stockholder Meeting. However, at this time, neither Intevac nor Seagate is asking you for a proxy and you are requested not to send a proxy.
Plans for Intevac. If we accept Shares for payment pursuant to the Offer, we will obtain control over the management of Intevac and the Intevac Board of Directors shortly thereafter. Seagate and Purchaser are conducting a detailed review of Intevac and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel, and will consider what changes would be desirable in light of the circumstances that exist upon completion of the Offer. Seagate and Purchaser will continue to evaluate the business and operations of Intevac during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as they deem appropriate under the circumstances then existing. Thereafter, Seagate intends to review such information as part of a comprehensive review of Intevac’s business, operations, capitalization and management with a view to optimizing development of Intevac’s potential in conjunction with Intevac’s and Seagate’s existing businesses. We expect that all aspects of Intevac’s business will be fully integrated into Seagate. However, plans may change based on further analysis, including changes in Intevac’s business, corporate structure, charter, bylaws, capitalization, Board of Directors and management.
Except as set forth in this Offer to Purchase, including as contemplated in this Section 12 — “Purpose of the Offer; Plans for Intevac,” and Section 13 — “Certain Effects of the Offer,” Seagate and Purchaser have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving Intevac (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of Intevac, (iii) any material change in Intevac’s capitalization or dividend policy, (iv) any other material change in Intevac’s corporate structure or business, (v) changes to the management of Intevac or the Intevac Board of Directors, (vi) a class of securities of Intevac being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association or (vii) a class of equity securities of Intevac being eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.
To the best knowledge of Seagate and Purchaser, no employment, equity contribution or other agreement, arrangement or understanding between any executive officer or director of Intevac, on the one hand, and Seagate, Purchaser or Intevac, on the other hand, existed as of the date of the Merger Agreement, and neither the Offer nor the Merger is conditioned upon any executive officer or director of Intevac entering into any such agreement, arrangement or understanding.
It is possible that certain members of Intevac’s current management team will enter into new employment arrangements with Seagate or the Surviving Corporation after the completion of the Offer and the Merger. Any such arrangements with the existing management team are currently expected to be entered into after the completion of the Offer and will not become effective until after the completion of the Merger, if at all. There can be no assurance that any parties will reach an agreement on any terms, or at all.
The Board of Directors and officers of the Surviving Corporation at and immediately following the Effective Time will consist of the members of the Board of Directors and officers, respectively, of Purchaser immediately prior to the Effective Time.

At the Effective Time, the certificate of incorporation of the Surviving Corporation will be amended and restated in its entirety so as to read in the form set forth on Annex II to the Merger Agreement, and the bylaws of Purchaser in effect at the Effective Time will be the bylaws of the Surviving Corporation.
13. Certain Effects of the Offer.
Market for the Shares. If the Offer is successful, there will be no market for the Shares because Purchaser intends to consummate the Merger as soon as practicable following (but in any event on the same date as) the Offer Acceptance Time and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement.
Stock Quotation. The Shares are currently listed on Nasdaq. Immediately following the consummation of the Merger (which is expected to occur as soon as practicable following (but in any event on the same date as) the Offer Acceptance Time), the Shares will no longer meet the requirements for continued listing on Nasdaq because the only stockholder will be Purchaser. Immediately following the consummation of the Merger, we intend and will cause Intevac to delist the Shares from Nasdaq.
Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (which we refer to as the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.
Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of Intevac to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Intevac to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Intevac, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of Intevac and persons holding “restricted securities” of Intevac to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. We intend and will cause Intevac to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Merger as the requirements for termination of registration are met.
14. Dividends and Distributions.
The Merger Agreement provides that from the date of the Merger Agreement to the earlier of the date of the Effective Time and the termination of the Merger Agreement, Intevac will coordinate with Seagate regarding (i) the declaration of any Quarterly Dividend and the Special Dividend and (ii) any adjustments to then-outstanding Company Options, Company RSUs, Company PRSUs, and purchase rights under the Company ESPP pursuant to the terms of Intevac’s equity plans and the Company ESPP, in order to equitably adjust such plans to account for the payment of the Special Dividend. The Special Dividend will be declared and paid on, and to holders of record of, Shares as of such date and time as is mutually agreed upon by Seagate and Intevac (to be no later than the Effective Time). Except as otherwise required or expressly permitted in the Merger Agreement, without the prior written consent of Seagate, the Acquired Corporations will not declare, set aside or pay any dividend or make any other distribution in respect of their capital stock (including the Shares).
15. Conditions to the Offer .
The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction of the conditions set forth in the clauses below. Notwithstanding any other provision of the Offer or the Merger Agreement to the contrary, Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC including Rule 14e-1(c) under the Exchange Act, pay for, and may delay the acceptance for payment of, or (subject to any such rules and regulations) the payment for, any tendered Shares, and, to the extent permitted by the Merger Agreement, may terminate the Offer: (i) upon termination of the Merger Agreement; and (ii) at any scheduled Expiration Date (subject to any extensions of the Offer pursuant to the terms of the Merger Agreement), if: (A) any of the Minimum Condition, the Termination Condition or the condition set forth in clause (F) below is not satisfied by the Expiration Date; or (B) any of the additional conditions set forth below are not satisfied or waived in writing by Seagate:
(A)
there have been validly tendered and not validly withdrawn in accordance with the terms of the Offer, Shares that, considered together with all other Shares (if any) owned by Purchaser and its affiliates, represent one (1) more Share than fifty percent (50%) of the total number of Shares outstanding at the time of the expiration of the Offer;

(B)
(i) the representations and warranties made by Intevac in clauses (a) through (d) of Section 3.3 (Capitalization) of the Merger Agreement are true and correct in all respects (in each case except for any de minimis inaccuracies) as of the date of the Merger Agreement and as of the scheduled Expiration Date as if made on and as of the scheduled Expiration Date (except in each case to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period);

(ii) the representations and warranties made by Intevac in Sections 3.1 (Due Organization; Subsidiaries), 3.2 (Certificate of Incorporation and Bylaws), 3.20 (Authority; Binding Nature of Agreement) and 3.23 (Opinion of Financial Advisor) of the Merger Agreement are true and correct in all material respects (disregarding for this purpose all “Material Adverse Effect” and “materiality” qualifications contained in such representations and warranties) as of the date of the Merger Agreement and as of the scheduled Expiration Date as if made on and as of the scheduled Expiration Date (except in each case to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period);
(iii) the representations and warranties made by Intevac in Section 3.21 (Takeover Laws) and Section 3.24 (Brokers and Other Advisors) of the Merger Agreement are true and correct in all respects as of the date of the Merger Agreement and as of the scheduled Expiration Date as if made on and as of the scheduled Expiration Date;
(iv) the representations and warranties made by Intevac in Section 3.5(a)(ii) (No Material Adverse Effect) of the Merger Agreement are true and correct in all respects as of the date of the Merger Agreement and as of the scheduled Expiration Date as if made on and as of the scheduled Expiration Date;
(v) the representations and warranties made by Intevac in the Merger Agreement (other than those referred to in clauses (i), (ii), (iii) and (iv) above) are true and correct (disregarding for this purpose all “Material Adverse Effect” and “materiality” qualifications contained in such representations and warranties) as of the date of the Merger Agreement and as of the scheduled Expiration Date as if made on and as of the scheduled Expiration Date (except, in each case to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period), except where the failure of such representations and warranties to be so true and correct has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;
(C)	Intevac has complied with and performed in all material respects the covenants and agreements it is required to comply with or perform at or prior to the scheduled Expiration Date;
(D)
since the date of the Merger Agreement, there has not been any Effect which, individually or in the aggregate, (i) has had a Material Adverse Effect that is continuing as of the scheduled Expiration Date or (ii) would reasonably be expected to have a Material Adverse Effect;

(E)
Seagate and Purchaser have received a certificate signed on behalf of Intevac by Intevac’s Chief Executive Officer and Chief Financial Officer confirming that the conditions set forth in clauses (B), (C) and (D) above have been satisfied;

(F)
no governmental body of competent jurisdiction has issued any judgment, temporary restraining order, preliminary or permanent injunction or other order preventing the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Merger, which remains in effect, nor has any legal requirement been promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger by any governmental body which, directly or indirectly, prohibits or makes illegal the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Merger; and

(G)	the Merger Agreement has not been terminated in accordance with its terms.
The foregoing conditions are for the sole benefit of Seagate and Purchaser, and (except for the Offer Conditions set forth in clauses (A) and (G) above or as otherwise set forth in the Merger Agreement) may be waived by Seagate and Purchaser, in whole or in part at any time and from time to time, in the sole discretion of Seagate and Purchaser. The failure by Seagate or Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time. Any reference in this Section 15 or in the Merger Agreement to a condition or requirement being satisfied will be deemed to be satisfied if such condition or requirement is so waived.
16. Certain Legal Matters; Regulatory Approvals.
General. Except as described in this Section 16, based on our examination of publicly available information filed by Intevac with the SEC and other information concerning Intevac, we are not aware of any governmental license or regulatory permit that appears to be material to Intevac’s business that might be adversely affected by our acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or Seagate as contemplated herein. Should any such approval or other action be required, we currently contemplate that, except as described below under “State Takeover Laws,” such approval or other action will be sought. While we do not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Intevac’s business, any of which under certain conditions specified in the Merger Agreement, could cause us to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15 — “Conditions to the Offer.”
State Takeover Laws. Intevac is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire fifteen percent (15%) or more of a corporation’s outstanding voting stock) for a period of three (3) years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” The Intevac Board of Directors has taken all action necessary under the DGCL to ensure that no such restrictions apply to the Offer, the Merger or any other transactions contemplated by the Merger Agreement and has approved the Merger Agreement, the Support Agreements and the transactions contemplated thereby, including the Offer and the Merger, for purposes of Section 203 of the DGCL.
Intevac, directly or through subsidiaries, may be deemed to be conducting business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, we may not be obligated to accept for payment any Shares tendered in the Offer. See Section 15 — “Conditions to the Offer.”
Going Private Transactions. The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions, and which may under certain circumstances be applicable to the Merger or other business combination following the purchase of Shares pursuant to the Offer in which we seek to acquire the remaining Shares not then held by us. We believe that Rule 13e-3 under the Exchange Act will not be applicable to the Merger because (i) we were not, at the time the Merger Agreement was executed, and are not, an affiliate of Intevac (for purposes of the Exchange Act); (ii) it is anticipated that the Merger will be effected as soon as practicable after the consummation of the Offer (and in any event within one (1) year following the consummation of the Offer); and (iii) in the Merger, stockholders will receive the same consideration per Share as the Offer Consideration, without interest and subject to reduction for any applicable withholding taxes.

Stockholder Approval Not Required. Section 251(h) of the DGCL provides that stockholder approval of a merger is not required if certain requirements are met, including that (1) the acquiring company consummates a tender offer for any and all of the outstanding common stock of Intevac to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the merger, and (2) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of Intevac to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the merger. If an Offer Termination has not occurred, and if the Minimum Condition is satisfied and we accept Shares for payment pursuant to the Offer, we will have received a sufficient number of Shares to ensure that Intevac will not be required to submit the adoption of the Merger Agreement to a vote of the stockholders of Intevac. If an Offer Termination has not occurred, following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Seagate, Purchaser and Intevac will take all necessary and appropriate action to effect the Merger as soon as practicable after the Offer Acceptance Time, without a meeting of stockholders of Intevac in accordance with Section 251(h) of the DGCL.
However, if an Offer Termination occurs, the Merger will be governed by Section 251(c) of the DGCL, upon the terms and subject to the conditions set forth in the Merger Agreement. If Seagate delivers a Meeting Election, Purchaser will (and Seagate will cause Purchaser to) promptly terminate and withdraw the Offer or permit the Offer to expire without accepting for payment, and without paying for, any Shares pursuant to the Offer, and Intevac will prepare, file and mail the Merger Proxy Statement to the Intevac stockholders related to the Intevac Stockholder Meeting. However, at this time, neither Intevac nor Seagate is asking you for a proxy and you are requested not to send a proxy.
17. Appraisal Rights.
No appraisal rights are available to the holders or beneficial owners of Shares in connection with the Offer. Unless otherwise specified expressly herein, all references to a “beneficial owner” are to a person who is the beneficial owner of Shares held either in voting trust or by a nominee on behalf of such person. If the Merger is consummated, appraisal rights will be available in connection with the Merger as further described below, but, although the availability of appraisal rights depends on the Merger being consummated, stockholders and beneficial owners who wish to exercise such appraisal rights must do so no later than the time of the consummation of the Offer, even though the Merger will not have been consummated as of such time. If the Merger is consummated, the holders and beneficial owners of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer; (ii) demand appraisal in accordance with the procedures set forth in Section 262 of the DGCL; and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court.
The “fair value” of any Shares could be based upon considerations other than, or in addition to, the consideration paid in the Offer and the market value of such Shares. Holders and beneficial owners of Shares should recognize that the value so determined could be higher or lower than, or the same as, the Offer Consideration or the consideration payable in the Merger (which is equivalent in amount to the Offer Consideration). Moreover, we may argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of such Shares is less than such amount.
Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten (10) days thereafter, will notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of Section 262 of the DGCL or information directing the stockholders to a publicly available electronic resource at which Section 262 of the DGCL (and Section 114 of the DGCL, if applicable) may be accessed without subscription or cost. The Schedule 14D-9 will constitute the formal notice of appraisal rights under Section 262 of the DGCL, and the full text of Section 262 may be accessed without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/index.html#262.
As will be described more fully in the Schedule 14D-9, if a stockholder or beneficial owner elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder or beneficial owner must do all of the following:
•
by the later of the consummation of the Offer and twenty (20) days after the mailing of the Schedule 14D-9, deliver to Intevac a written demand for appraisal of Shares held, which demand must reasonably inform

Intevac of the identity of the stockholder or beneficial owner, as applicable, and that the stockholder or beneficial owner, as applicable, intends thereby to demand appraisal of such Shares (and, in the case of a demand made by a beneficial owner, the demand must reasonably identify the holder of record of the Shares for which the demand is made, be accompanied by documentary evidence of the beneficial owner’s beneficial ownership of the Shares for which appraisal is demanded, include a statement that such documentary evidence is a true and correct copy of what it purports to be and provide an address at which the beneficial owner consents to receive notices given by the Surviving Corporation in the Merger under Section 262 and to be set forth on the verified list required by subsection (f) of Section 262);
•	not tender their Shares in the Offer; and
•
continuously hold of record or beneficially own the Shares from the date on which the written demand for appraisal is made through the Effective Time (if a stockholder who demanded appraisal transfers or a beneficial owner who demanded appraisal ceases to beneficially own the Shares before the Effective Time, such person will lose appraisal rights with respect to the Shares).

The foregoing summary of the appraisal rights of stockholders and beneficial owners under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders and beneficial owners desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of the DGCL. The full text of Section 262 of the DGCL may be accessed without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/index.html#262.
The information provided above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you tender your Shares pursuant to the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but, instead, subject to the Offer Conditions, you will receive the Offer Consideration for your Shares, without interest and subject to reduction for any applicable withholding taxes.
18. Fees and Expenses.
Seagate has retained Georgeson to be the Information Agent and Computershare to be the Depository in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.
The Information Agent and the Depository will each receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.
Neither Seagate nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depository and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.
19. Miscellaneous.
The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.
No person has been authorized to give any information or to make any representation on behalf of Seagate or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person will be deemed to be the agent of Purchaser, Depository or the Information Agent for the purpose of the Offer.

Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. Intevac has advised Purchaser that it will file with the SEC on the date on which Seagate and Purchaser file the Offer documents with the SEC its Solicitation/Recommendation Statement on Schedule 14D-9 setting forth the recommendation of the Intevac Board of Directors with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. Copies of such documents, and any amendments thereto, may, when filed, be obtained from the SEC in the manner set forth under Section 7 — “Certain Information Concerning Intevac” above.
Irvine Acquisition Holdings, Inc.

March 3, 2025

SCHEDULE I — INFORMATION RELATING TO SEAGATE AND PURCHASER
Seagate
The following table sets forth information about Seagate’s directors and executive officers as of March 3, 2025. The current business address of each person is c/o Seagate Technology Holdings Public Limited Company, 121 Woodlands Avenue 5, Singapore, 739009, and the business telephone number is (65) 6018-2562.

Name (Citizenship)	Position
Michael R. Cannon (United States)	Chairman of the Board
Shankar Arumugavelu (United States)	Director
Prat S. Bhatt (United States)	Director
Judy Bruner (United States)	Director
Richard L. Clemmer (United States)	Director
Yolanda Conyers (United States)	Director
Jay L. Geldmacher (United States)	Director
Dylan Haggart (Canada)	Director
Stephanie Tilenius (United States)	Director
Mark W. Adams (United States)	Director
Dr. Dave Mosley (United States)	Director and Chief Executive Officer
Gianluca Romano (United States; Italy)	Executive Vice President and Chief Financial Officer
B.S. Teh (Singapore)	Executive Vice President and Chief Commercial Officer
James C. Lee (United States)	Senior Vice President, Chief Legal Officer, and Corporate Secretary
Dr. John Morris (United States)	Senior Vice President and Chief Technology Officer
K.F. Chong (Singapore)	Senior Vice President, Global Operations

Executive Officers of Seagate

Name	Material Occupations/Positions*	Dates	Location
Dave Mosley	Chief Executive Officer and Director	2017 – Current	Seagate (47488 Kato Road, Fremont, CA 94538)

	Director	2024 – Current	Cirrus Logic, Inc. (800 W. 6th St., Austin, TX 78701)

Gianluca Romano	Executive Vice President and Chief Financial Officer	2019 – Current	Seagate (47488 Kato Road, Fremont, CA 94538)

B.S. Teh	Executive Vice President and Chief Commercial Officer	2022 – Current	Seagate (47488 Kato Road, Fremont, CA 94538)

	Executive Vice President of Global Sales and Sales Operations	2021 – 2022	Seagate (47488 Kato Road, Fremont, CA 94538)

	Senior Vice President, Global Sales, Marketing & Sales Operations	2014 – 2021	Seagate (47488 Kato Road, Fremont, CA 94538)

Name	Material Occupations/Positions*	Dates	Location
James C. Lee	Senior Vice President, Chief Legal Officer, and Corporate Secretary	2024 – Current	Seagate (47488 Kato Road, Fremont, CA 94538)

	Senior Vice President, General Counsel & Corporate Secretary	2019 – 2024	Maxar Technologies Inc (1300 W. 120th Avenue, Westminster, CO 80234)

Dr. John Morris	Senior Vice President and Chief Technology Officer	2019 – Current	Seagate (47488 Kato Road, Fremont, CA 94538)

K.F. Chong	Senior Vice President, Global Operations	2020 – Current	Seagate (121 Woodlands Avenue 5, Singapore 739009)

	Senior Vice President, Global Drive Operations	2013 – 2020	Seagate (121 Woodlands Avenue 5, Singapore 739009)

*	For the past five years
Directors of Seagate

Name	Material Occupations/Positions*	Dates	Location
Michael R. Cannon	Board Chair	2020 – Current	Seagate (47488 Kato Road, Fremont, CA 94538)

	Lead Independent Director	2016 – 2020	Seagate (47488 Kato Road, Fremont, CA 94538)

	Director	2011 – Current	Lam Research Corporation (4650 Cushing Parkway, Fremont, CA 94538)

	Director	2013 – 2021	Dialog Semiconductor plc (2560 Mission College Blvd., Santa Clara, CA 95054)

Shankar Arumugavelu	Director	2021 – Current	Seagate (47488 Kato Road, Fremont, CA 94538)

	Executive Vice President and President of Global Services	2024 – Current	Verizon Communications Inc. (1095 Avenue of the Americas, New York, NY 10036)

	Senior Vice President and Chief Digital and Information Officer	2017 – 2024	Verizon Communications Inc. (1095 Avenue of the Americas, New York, NY 10036)

Prat Bhatt	Director	2020 – Current	Seagate (47488 Kato Road, Fremont, CA 94538)

Name	Material Occupations/Positions*	Dates	Location

	Director	2024 – Current	RingCentral, Inc. (20 Davis Drive, Belmont, CA 94002)

	Executive Advisor	2023 – 2024	Cisco Systems, Inc. (170 West Tasman Drive, San Jose, CA 95134)

	Chief Accounting Officer	2009 – 2023	Cisco Systems, Inc. (170 West Tasman Drive, San Jose, CA 95134)

	Corporate Controller	2009 – 2022	Cisco Systems, Inc. (170 West Tasman Drive, San Jose, CA 95134)

Judy Bruner	Director	2018 – Current	Seagate (47488 Kato Road, Fremont, CA 94538)

	Director	2016 – Current	Applied Materials, Inc. (3050 Bowers Avenue, Santa Clara, CA 95052)

	Director	2021 – Current	Qorvo, Inc. (7628 Thorndike Road, Greensboro, NC 27409)

	Director	2016 – Current	Rapid7, Inc. (120 Causeway Street, Boston, MA 02114)

Richard L. Clemmer	Director	2022 – Current	Seagate (47488 Kato Road, Fremont, CA 94538)

	Chief Executive Officer and President	2009 – 2020	NXP Semiconductors N.V (High Tech Campus 60, 5656 AG Eindhoven, the Netherlands)

	Director	2020 – Current	HP Inc. (1501 Page Mill Road, Palo Alto, CA 94304)

Yolanda Conyers	Director	2022 – Current	Seagate (47488 Kato Road, Fremont, CA 94538)

	Vice President of Global Human Resources and Chief Global Diversity Officer	2014 – 2020	Lenovo (8001 Development Drive, Morrisville, NC 27560)

	President of the Lenovo Foundation	2018 – 2020	Lenovo (8001 Development Drive, Morrisville, NC 27560)

Jay L. Geldmacher	Director	2012 – Current	Seagate (47488 Kato Road, Fremont, CA 94538)

Name	Material Occupations/Positions*	Dates	Location
	President, CEO and Director	2020 – Current	Resideo Technologies, Inc. (16100 N. 71st Street, Suite 550, Scottsdale, AZ 85254)

	Global CEO and President	2019 – 2020	Electro Rent Corporation (511 Fallbrook Ave, Canoga Park, CA 91304)

Dylan Haggart	Director	2018 – Current	Seagate (47488 Kato Road, Fremont, CA 94538)

	Managing Partner & Chief Investment Officer	2023 – Current	Fivespan Partners (1170 Gorgas Avenue, San Francisco, CA 94129)

	Partner	2013 – 2023	ValueAct Capital (One Letterman Drive, Building D, 4th Floor, San Francisco, CA 94129)

Dave Mosley	Chief Executive Officer and Director	2017 – Current	Seagate (47488 Kato Road, Fremont, CA 94538)

	Director	2024 – Current	Cirrus Logic, Inc. (800 W. 6th St., Austin, TX 78701)

Stephanie Tilenius	Director	2014 – Current	Seagate (47488 Kato Road, Fremont, CA 94538)

	Chief Executive Officer, Board Advisor	2014 – 2023	Vida Health, Inc. (20500 Belshaw Ave, Carson, CA 90746)

Mark W. Adams	President and Chief Executive Officer	2020 – Current	Penguin Solutions, Inc., f/k/a SMART Global Holdings, Inc. (1390 McCarthy Boulevard, Milpitas, CA 95035)

	Director	2020 – Current	Penguin Solutions, Inc., f/k/a SMART Global Holdings, Inc. (1390 McCarthy Boulevard, Milpitas, CA 95035)

	Director	2015 – Current	Cadence Design Systems, Inc. (2655 Seely Avenue, Building 5, San Jose, CA 95134)

	Director	2017 – 2022 2024 – Current	Seagate (47488 Kato Road, Fremont, CA 94538)

*	For the past five years

Purchaser
The following table sets forth information about Purchaser’s directors and executive officers as of March 3, 2025. The current business address of each person is c/o Irvine Acquisition Holdings, Inc., 47488 Kato Road, Fremont, CA 94538, and the business telephone number is (65) 6018-2562.

Name (Citizenship)	Position
James C. Lee (United States)	Director and Managing Director
Johnny Choi (United States)	Secretary

Directors and Executive Officers of Purchaser

Name	Material Occupations/Positions*	Dates	Location
James C. Lee	Director and Managing Director	2025 – Current	Irvine Acquisition Holdings, Inc. (47488 Kato Road, Fremont, CA 94538)

	Senior Vice President, Chief Legal Officer, and Corporate Secretary	2024 – Current	Seagate (47488 Kato Road, Fremont, CA 94538)

	Senior Vice President, General Counsel & Corporate Secretary	2019 – 2024	Maxar Technologies Inc (1300 W. 120th Avenue, Westminster, CO 80234)

Johnny Choi	Secretary	2025 – Current	Irvine Acquisition Holdings, Inc. (47488 Kato Road, Fremont, CA 94538)

	Senior Vice President of Finance and Corporate Controller	2021 – Current	Seagate (47488 Kato Road, Fremont, CA 94538)

	Vice President Finance – Global Accounting	2019 – 2021	Seagate (47488 Kato Road, Fremont, CA 94538)

*	For the past five years

The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each stockholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depository at one of its addresses set forth below:
The Depository for the Offer is:

COMPUTERSHARE

If delivering by UPS, FedEx or Courier:	If using a USPS Service:

Computershare Trust Company N.A.	Computershare Trust Company N.A.
c/o Voluntary Corporate Actions	c/o Voluntary Corporate Actions
150 Royall Street, Suite V	P.O. Box 43011
Canton, MA 02021	Providence, RI 02940-3011

Questions and requests for assistance may be directed to the Information Agent at its addresses and telephone numbers set forth below. Requests for copies of the Offer to Purchase, the related Letter of Transmittal and other materials related to the Offer may be directed to the Information Agent. Such copies will be furnished promptly at Purchaser’s expense. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or the Depository) for soliciting tenders of Shares pursuant to the Offer.
The Information Agent for the Offer is:

51 West 52nd Street, 6th Floor
New York, NY 10019
Stockholders, Banks and Brokers
Call Toll Free:
877-354-7474